Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) provides a review of BELLUS Health Inc.’s operations and financial performance for the years ended December 31, 2021 and 2020. In this MD&A, unless the context otherwise requires, the terms “BELLUS Health”, “we”, “us”, and “our” refer to BELLUS Health Inc. This document should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2021, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Additional information relating to us, including our Annual Report and Annual Information Form, as well as other public filings, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

The consolidated financial statements and MD&A have been reviewed by our Audit Committee and approved by our Board of Directors. This MD&A was prepared by management with information available as of February 23, 2022.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-Looking Statements” cautionary notice, which can be found below.

All currency figures reported in the consolidated financial statements and in this document are in US dollars, unless otherwise specified.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A may constitute “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended (collectively, “forward-looking statements”), which involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, targets, expectations, anticipations, estimates or intentions. In some cases, you can identify forward-looking statements by terminology such as “believe”, “may”, “estimate”, “continue”, “anticipate”, “intend”, “should”, “plan”, “expect”, “predict”, “potential”, “could”, “assume”, “project”, “guidance” or the negative of these terms or other similar expressions, although not all forward-looking statements include such words. These statements reflect current expectations of management regarding future events and operating performance and speak only as of the date of this MD&A. The statements we make regarding the following matters are forward-looking by their nature and are based on certain of the assumptions noted below:

•	our aim to develop and commercialize BLU-5937 for the treatment of hypersensitization disorders, including refractory chronic cough (“RCC”) and other cough-related conditions;

•	our intention to discontinue development of BLU-5937 in pruritic conditions;

•	our aim to complete preclinical studies with BLU-5937;

•	our aim to complete additional Phase 1 clinical trials with BLU-5937;

•	our aim to further explore the potential of BLU-5937 for the treatment of other afferent hypersensitization-related conditions;

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•	our expectations with respect to the timing and cost of the research and development activities of BLU-5937;

•	the function, potential benefits, tolerability profile, effectiveness and safety of our product candidates, including BLU-5937, including with respect to the patient population studied, pricing and labeling;

•	our expectations regarding pre-commercialization activities related to the commercial launch of BLU-5937, if approved;

•	our expectations regarding the potential development of a once-daily (“QD”) dosing regimen of BLU-5937 utilizing an extended-release formulation;

•	our expectations regarding our ability to arrange for and scale up the manufacturing of BLU-5937 to reach commercial scale;

•	our estimates and assessment of the potential markets (including size) for our product candidates;

•	our expectations regarding coverage, reimbursement and pricing and acceptance of our product candidates by the market, if approved, including pricing comparisons with other P2X3 antagonists;

•	our estimates and projections regarding the size of the total addressable global RCC market and associated P2X3 revenue potential;

•	the benefits and risks of our product candidates as compared to others;

•	our aim to obtain marketing authorizations of our product candidates;

•	our expectations with respect to the cost of preclinical studies, clinical trials and commercialization of our product candidates, including BLU-5937;

•	our expectation of the continued listing of the common shares on the TSX and Nasdaq;

•	our current and future capital requirements and anticipated sources of financing or revenue;

•	our expectations regarding the ongoing COVID-19 pandemic and its impact on our business;

•	our expectations regarding the protection of our intellectual property;

•	our business strategy; and

•	our development and partnership plans and objectives.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements.

Conclusions, forecasts and projections set out in forward-looking information are based on our current objectives and strategies and on expectations and estimates and other factors and assumptions that we believe to be reasonable at the time applied but may prove to be incorrect. These include, but are not limited to:

•	the function, potential benefits, effectiveness and safety of BLU-5937;

•	the benefits and risks of our product candidates as compared to others;

•	the accuracy of our belief that our selective P2X3 antagonist has an improved tolerability profile compared to the most advanced P2X3 receptor antagonist in development, Merck & Co.’s gefapixant;

•	our progress, timing and costs related to the development, completion and planned commercialization of our product candidate;

•	our estimates and projections regarding our industry;

•	the market acceptance of our product candidate;

•	the future success of current research and development activities;

•	our achievement of development and commercial milestones, including forecasted preclinical study and clinical trial milestones within the anticipated timeframe;

•	our reliance on third parties to conduct preclinical studies and clinical trials for BLU-5937;

•	the accuracy of the timelines and cost estimates related to our preclinical and clinical programs;

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•	the successful development of a QD dosing with extended-release formulation for BLU-5937;

•	our ability to achieve intended order of market entry of BLU-5937 relative to other P2X3 antagonists;

•	the accuracy of our findings of statistically significant interaction between baseline cough frequency and treatment benefit, and realization of the intended benefits of our enrichment strategy;

•	the accuracy of our estimates and projections regarding potential pricing for BLU-5937, including parity to other P2X3 antagonists;

•	the accuracy of our estimates and projections regarding the size of the total addressable global RCC market and associated P2X3 revenue potential;

•	the capacity of our primary supply chain to produce the required clinical supplies to support a Phase 3 program in RCC within the anticipated timeframe, and the absence of further global supply chain disruptions with respect to such required clinical supplies, including those that may be caused by the COVID-19 pandemic;

•	the absence of interruption or delays in the operations of our suppliers of components or raw materials, contract research organizations or other third parties with whom we engage, whether as a result of disruptions caused by the COVID-19 pandemic or otherwise;

•	the accuracy of our expectations regarding labeling indication for BLU-5937 in RCC and the potential to expand the use of P2X3 antagonists to all RCC patients;

•	the absence of material deterioration in general business and economic conditions, including the impact on the economy and financial markets of the COVID-19 pandemic and other health risks;

•	the effectiveness of COVID-19 containment efforts, including the roll-out of vaccination programs, the effectiveness of vaccines against variant strains of COVID-19 (including the Omicron and Delta variants) and the gradual recovery of global environment and global economic conditions;

•	the risks of delays and inability to complete clinical trials due to difficulties enrolling patients, including, but not limited to, as a result of the COVID-19 pandemic;

•	the receipt of government marketing authorizations to continue with research and development projects and timing thereof;

•	the availability of tax credits and financing for research and development projects, and the availability of financing on favorable terms;

•	our expectations regarding our status as a passive foreign investment company;

•	the accuracy of our estimates regarding future financing and capital requirements and expenditures;

•	the achievement of our forecasted cash burn rate;

•	the sufficiency and validity of our intellectual property rights;

•	our ability to secure, maintain and protect our intellectual property rights, and to operate without infringing on the proprietary rights of others or having third parties circumvent the rights owned or licensed by us;

•	our ability to source and maintain licenses from third-party owners on acceptable terms and conditions;

•	the risk of patent-related litigation;

•	the absence of significant changes in Canadian dollar-U.S. dollar and other foreign exchange rates or significant variability in interest rates;

•	the absence of material changes in market competition and accuracy of our assumptions and projections regarding profile and market dynamic amongst more selective agents;

•	our ability to attract and retain skilled staff;

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•	our ability to maintain ongoing relations with employees and business partners, suppliers and other third parties;

•	the accuracy of the market research, third-party industry data and forecasts relied upon by us; and

•	the absence of adverse changes in relevant laws or regulations.

There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. See “Risk Factors” section in this MD&A. Should one or more of the risks, uncertainties or other factors outlined in this MD&A materialize, our objectives, strategies or intentions change, or any of the factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans and targets could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans or targets. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this MD&A, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this MD&A, to conform these statements to actual results or to changes in our expectations.

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CORPORATE PROFILE

We are a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of RCC and other cough hypersensitivity indications. Our lead product candidate, BLU-5937, is a highly selective and potentially best-in-class antagonist of the P2X3 receptor, a clinically validated target to treat hypersensitivity. We are currently developing BLU-5937 for the treatment of adults with RCC. We believe RCC represents an area of significant unmet medical need and its treatment represents a potentially large market opportunity. Based on our development work to date, we believe BLU-5937 has the potential to become a differentiated and best in class treatment option for patients with RCC. On December 13, 2021, we announced that the 50 mg and 200 mg twice-daily (“BID”) doses of BLU-5937 in our Phase 2b SOOTHE trial for the treatment of RCC achieved statistical significance on the primary endpoint with 34% placebo-adjusted reductions in 24-hour cough frequency observed (p ≤ 0.005). We intend to request an End-of-Phase 2 meeting with the FDA and obtain Scientific Advice from the EMA in the second quarter of 2022, prior to initiating Phase 3 in the second half of 2022.

Our shares trade on the Nasdaq Global Market (“Nasdaq”) and on the Toronto Stock Exchange (“TSX”) both under the symbol “BLU”.

BUSINESS OVERVIEW

2021 Highlights

Announced positive topline results from the Phase 2b SOOTHE clinical trial of BLU-5937 in patients with RCC.

•	In September 2021, we announced positive findings from a preplanned administrative interim analysis of the SOOTHE trial.

•	In December 2021, we announced that the 50 mg and 200 mg BID doses of BLU-5937 in our SOOTHE trial for the treatment of RCC achieved statistical significance on the primary endpoint with 34% placebo-adjusted reduction in 24-hour cough frequency observed (p ≤ 0.005) at day 28. BLU-5937 was generally well-tolerated, with taste-related adverse events reported by 6.5% of participants at all doses and similar rates of treatment emergent adverse events (“TEAEs”) reported for placebo and BLU-5937. A dose response was observed between the 12.5 mg and 50 mg BID doses. The positive SOOTHE results position BLU-5937 as a potential best in class product candidate in the P2X3 class based on activity and tolerability data observed to date.

•	We intend to request an End-of-Phase 2 meeting with the FDA to discuss our planned Phase 3 program. The meeting is expected to take place in the second quarter of 2022, with plans to initiate the Phase 3 program in the second half of 2022. We also intend to obtain scientific advice from the EMA.

Completed a $224 million offering in December 2021.

•	In December 2021, we completed an offering of our common shares resulting in gross proceeds, including from the underwriters’ partial exercise of their over-allotment option, of $224 million, and net proceeds of $209.7 million.

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Announced an update on our P2X3 pipeline.

•	We believe the success of our Phase 2b SOOTHE clinical trial further validates the role of P2X3 in cough hypersensitivity. We intend to evaluate potential opportunities to study BLU-5937 in additional cough indications where cough hypersensitivity plays an important role.

•	We plan to initiate a Phase 1 clinical trial investigating a QD dosing, extended release formulation of BLU-5937 in the second half of 2022.

•	In December 2021, we announced that the Phase 2a BLUEPRINT clinical trial evaluating BLU-5937 in chronic pruritus did not meet its the primary endpoint. We do not intend to pursue development of BLU-5937 in pruritic conditions.

Hosted a virtual Analyst Event to discuss the chronic cough landscape and its selective P2X3 antagonist BLU-5937.

•	On November 15, 2021, we hosted an Analyst Event to discuss topics including the RCC landscape, clinical development updates for BLU-5937, RCC market dynamics and P2X3 antagonist platform potential. The event was hosted virtually, and a replay of the event is available on the Events & Presentations page of our website.

Presented additional RELIEF data at the European Respiratory Society International Congress 2021 (“ERS”).

•	Additional data from the Phase 2a RELIEF trial was presented in an oral presentation at ERS, which was held September 5 through 8 of 2021. The presentation reviewed the improvements seen in cough severity and quality of life after a 16-day treatment period that favored BLU-5937.

Presented clinical data at the American Thoracic Society 2021 International Conference (“ATS”)

•	Three abstracts on BLU-5937 – including a mini symposium presentation – were presented at ATS, which was held on May 14 through 19 of, 2021.

Appointed William Mezzanotte, MD, MPH to Board of Directors.

•	In March 2021, we appointed William Mezzanotte, MD, MPH to our Board of Directors. Dr. Mezzanotte brings decades of vast development and commercial experience to our Board, including the development and approval of 30 products across multiple therapeutic areas.

Ended the year with cash, cash equivalents and short-term investments totaling $248.8 million.

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BUSINESS SECTION

Our Pipeline

We are developing BLU-5937 BID, a potent, highly selective, small molecule antagonist of the P2X3 receptor, as an oral therapy to reduce cough frequency in RCC patients.

RCC is a prevalent condition with a high unmet medical need and a significant market opportunity. We are also developing a QD formulation of our lead asset, BLU-5937.

In December 2021, we announced that the 50 mg and 200 mg BID doses of BLU-5937 in our SOOTHE trial for the treatment of RCC achieved statistical significance on the primary endpoint with 34% placebo-adjusted reduction in 24-hour cough frequency observed (p ≤ 0.005) at day 28. BLU-5937 was generally well-tolerated, with low rates of taste-related adverse events reported (≤6.5%) at all doses and TEAEs profile comparable to placebo. A dose response was observed between the 12.5 mg and 50 mg BID doses. The SOOTHE trial was initiated at the end of 2020, with the first participant dosed in December 2020.

In September 2021, we announced the completion of participant enrollment and positive findings from a preplanned administrative interim analysis of the trial in which the predefined stringent probability threshold for clinical efficacy was met for at least one and up to all three doses of BLU-5937 tested. Additionally, we announced that limited taste-related adverse events were observed, consistent with previous BLU-5937 trials, and no serious adverse events were reported.

In July 2020, we announced topline results from our Phase 2 RELIEF clinical trial of BLU-5937 that demonstrated proof-of-concept in RCC patients, and also announced our intention to move forward with BLU-5937 in a Phase 2b trial. In September 2020, we announced the design and details of the SOOTHE Phase 2b trial in RCC patients.

We are also developing a BLU-5937 extended release formulation for QD dosing. We plan to initiate a Phase 1 clinical trial investigating a QD dosing with the extended release formulation in the second half of 2022.

In December 2021, we provided an update on our P2X3 pipeline and announced that the Phase 2a proof-of-concept BLUEPRINT trial in patients with chronic pruritus associated with atopic dermatitis (“AD”) did not achieve statistical significance for the primary endpoint of placebo-adjusted reduction in weekly mean Worst Itch-Numeric Rating Scale (“WI-NRS”). BLU-5937 was well-tolerated and the treatment emergent adverse event profile was comparable to placebo. We do not intend to pursue development of BLU-5937 in pruritic conditions. The Phase 2 BLUEPRINT trial was initiated in December 2020.

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RCC, our lead indication for BLU-5937, is a cough lasting more than eight weeks that persists despite treatment of any contributing underlying conditions, and may have a significant adverse impact on patients’ quality of life. It is estimated that approximately 26 million adults in the United States suffer from chronic cough of which approximately 9 million patients are identified as having RCC. It is also estimated that approximately 9 million patients suffer from RCC in EU-5. RCC is also highly prevalent in Asia. Many patients report that their condition has a marked effect on their quality of life including sleep disruption, tiredness, incontinence, and disruption of social interactions. Currently, there is no therapy approved specifically for the treatment of refractory chronic cough. Available treatment options are limited and may have inadequate benefit and/or significant safety and tolerability issues. We believe that BLU-5937, if approved, may be adopted by physicians as an oral cough therapy in patients for whom cough hypersensitivity is the primary etiology.

Phase 2b SOOTHE Clinical Trial

On December 8, 2020, we announced that the first participant had been dosed in the Phase 2b SOOTHE trial of BLU-5937. On December 13, 2021, we announced the positive topline data from the SOOTHE trial. The primary efficacy endpoint was statistically significant with a 34% placebo-adjusted reduction in 24-hour cough frequency observed at 50 mg and 200 mg BID doses. We intend to request an “End-of-Phase 2” meeting with the FDA and seek Scientific Advice from the EMA which are planned for the second quarter of 2022 to discuss the planned Phase 3 program, which is expected to start in the second half of 2022.

Efficacy Results:

The SOOTHE trial, which enrolled 249 participants with a baseline awake cough frequency of ≥ 25 per hour, demonstrated a clinically meaningful and statistically significant placebo-adjusted reduction in 24-hour cough frequency of 34% at the 50 mg and 200 mg BID dose levels of BLU-5937 (p ≤ 0.005) at day 28. The 12.5 mg BID dose demonstrated a statistical trend with 21% reduction in placebo-adjusted 24-hour cough frequency (p = 0.098) with a dose response observed between the 12.5 mg and 50 mg BID doses.

SOOTHE Primary Efficacy Endpoint

Dose	Placebo-adjusted change in 24-hour cough frequency at day 28	p-value
12.5 mg BID	-21.1%	p=0.098
50 mg BID	-34.4%	p=0.003
200 mg BID	-34.2%	p=0.005

The change from baseline in 24-hour cough frequency was 53% at day 28 with 50 mg and 200 mg BID doses.

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Patient Reported Outcomes (“PROs”) constituted secondary endpoints and included Cough Severity Visual Analog Scale (“CS-VAS”) and Leicester Cough Severity Questionnaire (“LCQ”). Even though SOOTHE was not powered to demonstrate statistical significance on the PROs, a clinically meaningful and statistically significant benefit of BLU-5937 was observed at multiple timepoints in the PROs.

SOOTHE Secondary Endpoints: Change from baseline in key patient-reported outcomes

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Safety and Tolerability Results:

BLU-5937’s safety and tolerability data were consistent with previous trials, including the Phase 2a RELIEF trial. BLU-5937 was well-tolerated with low impact on taste perception. Taste-related side effects were infrequent at all dose levels with taste alteration observed in 4.8%, 6.5% and 4.8% of participants at 12.5 mg BID, 50 mg BID and 200 mg BID doses, respectively. No participant reported complete or partial taste loss and there were no discontinuations due to taste-related adverse events.

The TEAE profile was comparable to placebo. There were no treatment emergent serious adverse events reported in the trial.

Treatment Emergent Adverse Events* **

	Main population
n (%)	Placebo (n=63)	BLU-5937 12.5mg BID (n=62)	BLU-5937 50mg BID (n=62)	BLU-5937 200mg BID (n=62)
Subjects with ≥1 TEAE	22 (34.9%)	23 (37.1%)	14 (22.6%)	20 (32.3%)
Subjects with ≥1 TEAE	0	0	0	0
Subjects with TEAE leading to discontinuation, n (%)	1 (1.6%)	0	0	3 (4.8%)
Most Common TEAEs (≥5% at any dose)
Nausea	0	0	5 (8.1%)	2 (3.2%)
Dysgeusia	0	3 (4.8%)	4 (6.5%)	3 (4.8%)
UTI	0	3 (4.8%)	0	0

* No TEAE reported with an incidence ≥5% in the exploratory population

** TESAE as deemed by investigator. Placebo: worsening of cough; BLU-5937 200 mg BID: worsening of cough, dry mouth and hyperbilirubinemia

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Incidence of Taste Disturbance Adverse Events

	Main population
	Placebo (n=63)	BLU-5937 12.5mg BID (n=62)	BLU-5937 50mg BID (n=62)	BLU-5937 200mg BID (n=62)
Taste alteration (dysgeusia)	0	3 (4.8%)	4 (6.5%)	3 (4.8%)
Partial taste loss (hypogeusia)	0	0	0	0
Complete taste loss (ageusia)	0	0	0	0
Total taste disturbances	0	3 (4.8%)	4 (6.5%)	3 (4.8%)

SOOTHE Trial Design:

The SOOTHE trial was a multicenter, randomized, double-blind, four-week, parallel-arm, placebo-controlled Phase 2b trial evaluating the efficacy and safety of three doses of BLU-5937 (12.5 mg, 50 mg and 200 mg BID) in 310 participants. Two hundred and forty-nine (249) participants with a baseline awake cough frequency of ≥25 coughs per hour (“coughs/h”) were randomized across four arms (1:1:1:1) evaluating the three active doses and placebo in the main trial. Treatment arms were stratified to balance the number of participants per treatment group with baseline awake cough frequency ≥45 coughs/h across trial arms. The primary efficacy endpoint was the placebo-adjusted change in the 24-hour cough frequency from baseline to day 28 collected with a cough recorder. An exploratory group of an additional 61 participants with a baseline awake cough frequency of ≥10 and <25 coughs/h were randomized across two arms (1:1) evaluating one active dose (200 mg BID) and placebo to further investigate the effect of BLU-5937 in patients with lower cough frequency.

A pre-specified, blinded Sample Size Re-Estimation (“SSRE”) analysis was performed in the trial’s main population (participants with ≥25 coughs/h at baseline). The SSRE analysis was based on the evaluation of the blinded pooled standard deviation for the primary endpoint after approximately 33% of the targeted number of participants were evaluable for the primary endpoint of the trial. Based on the blinded SSRE results, no change was required to the SOOTHE trial size.

On September 13, 2021, we announced positive findings from a preplanned administrative interim analysis of the ongoing Phase 2b SOOTHE trial of BLU-5937 in patients with RCC. Specifically, an independent statistical team reported that the predefined stringent probability threshold for clinical efficacy was met for at least one and up to all three doses of BLU-5937 tested. In addition, the analysis reported that limited taste-related adverse events were observed, consistent with previous trials of BLU-5937, and no serious adverse events were reported. The positive findings from interim analysis of the Phase 2b SOOTHE trial enabled us to accelerate the planning for our Phase 3 program while awaiting the Phase 2b SOOTHE trial final results.

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This administrative interim analysis was conducted once approximately 50% of the total planned participants in the main trial completed their 28-day treatment period. Doses were evaluated using predefined efficacy and probability thresholds, with the goal of narrowing down the optimal dose range to confidently prepare for the initiation of the Phase 3 program. The interim analysis was performed for administrative purposes and had no impact on the design or conduct of the SOOTHE trial.

Phase 2b enrolled participants in 116 sites of which approximately 50% were in the United States.

On September 23, 2021, we announced that we had completed participant enrollment in the Phase 2b SOOTHE clinical trial of BLU-5937 in RCC.

Phase 2a RELIEF Clinical Trial

The Phase 2a RELIEF clinical trial established proof-of-concept for BLU-5937 in the treatment of RCC patients. Numerical differences in favor of BLU-5937 were observed in the primary endpoint of reduction in cough frequency. The RELIEF trial did not achieve statistical significance for the primary endpoint of reduction in placebo-adjusted awake cough frequency at any dose tested in the Intent to Treat Population (n=67); however, a pre-specified analysis showed a statistically significant interaction between baseline cough frequency and treatment effect, and prespecified subgroup analyses in participants with baseline awake cough frequency of ≥ 20 coughs/hour (“coughs/h”) and ≥ 32 coughs/h (median), revealed statistically significant and clinically meaningful reductions in cough frequency relative to placebo:

•	Participants with awake cough frequencies ≥20 coughs/h (representing 80% of total trial participants) at baseline saw placebo-adjusted reductions in awake cough frequency of 20% (p=0.001), 18% (p=0.02), 19% (p=0.03) and 27% (p=0.003) at doses of 25 mg, 50 mg, 100 mg and 200 mg BID respectively.

•	Participants with awake cough frequencies at or above the baseline median of 32 coughs/h (representing 50% of total trial participants) saw placebo-adjusted reductions in awake cough frequency of 28%, 28%, 30% and 32% (all p<0.0015) at doses of 25 mg, 50 mg, 100 mg and 200 mg BID, respectively.

•	A statistically significant interaction (p=0.0258) was observed between average awake cough frequency at baseline and treatment effect, linking higher baseline cough frequency with improved treatment benefit.

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Top-line results

All patients — Intent to Treat Patient Population (n=67)

	PLACEBO-ADJUSTED
	REDUCTION
	IN AWAKE
	COUGH
DOSE	FREQUENCY	P-VALUE
25 mg BID	-11%	p=0.14
50 mg BID	-6%	p=0.46
100 mg BID	-8%	p=0.41
200 mg BID	-17%	p=0.09

Pre-specified Subgroup — Patients with awake cough frequency at ≥20 coughs/h (n=54)

	PLACEBO-ADJUSTED
	REDUCTION
	IN AWAKE
DOSE	COUGH FREQUENCY	P-VALUE
25 mg BID	-20%	p=0.0010
50 mg BID	-18%	p=0.0186
100 mg BID	-19%	p=0.0320
200 mg BID	-27%	p=0.0026

Pre-specified Subgroup — Patients with awake cough frequency at or above baseline median

( ≥32.4 cough/h; n=34)

	PLACEBO-ADJUSTED
	REDUCTION
	IN AWAKE
DOSE	COUGH FREQUENCY	P-VALUE
25 mg BID	-28%	p=0.0005
50 mg BID	-28%	p=0.0003
100 mg BID	-30%	p=0.0014
200 mg BID	-32%	p=0.0006

BLU-5937 was observed to be well tolerated with the most common (≥5%) treatment-emergent adverse events being headache (9.8%), back pain (8.2%), dysgeusia (8.2%), diarrhea (6.6%), upper respiratory tract infection (6.6%), dizziness (6.6%), and oropharyngeal pain (4.9%). No treatment-related serious adverse events and no withdrawals due to treatment-related adverse events were reported at any dose.

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Incidence of Most Frequent Adverse Events (>5% Incidence)

	Placebo (N=61)	BLU-5937 Total (N=61)
n of subjects (%) with Adverse Events	41 (67.2%)	42 (68.9%)
Treatment Related Serious Adverse Events[1]	0	0
Most Common TEAEs (≥5% of subjects)
Headache	7 (11.5%)	6 (9.8%)
Back pain	6 (9.8%)	5 (8.2%)
Taste alteration	2 (3.3%)	5 (8.2%)
Diarrhea	3 (4.9%)	4 (6.6%)
URTI	3 (4.9%)	4 (6.6%)
Dizziness	2 (3.3%)	4 (6.6%)
Oropharyngeal pain	0 (0%)	3 (4.9%)

1One participant diagnosed with non-treatment-related colorectal cancer following trial completion

Taste-related adverse events, including taste alteration and partial taste loss, were reported at all dose levels (6.5%, 9.8%, 10% and 8.6% at 25 mg, 50 mg, 100 mg and 200 mg BID, respectively, versus 4.9% on placebo) and were mostly mild in nature. No participants reported complete taste loss. There were no clinically meaningful changes in vital signs, electrocardiogram or clinical laboratory values.

Incidence of Taste Related Adverse Events (Safety Population)

	Placebo (n=61)	25mg BID (n=61)	50mg BID (n=61)	100mg BID (n=60)	200mg BID (n=58)	Total BLU- 5937 (n=61)
Taste Disturbance	2 (3.3%)	3 (4.9%)	5 (8.2%)	5 (8.3%)	4(6.9%)	5 (8.2%)
Partial Taste Loss	1 (1.6%)	2 (3.3%)	2 (3.3%)	2 (3.3%)	2 (3.4%)	2 (3.3%)
Complete Taste Loss	0	0	0	0	0	0
Total Taste AEs[1]	3 (4.9%)	4 (6.5%)	6 (9.8%)	6 (10.0%)	5 (8.6%)	6 (9.8%)

1One subject reported both taste disturbance and partial taste loss during the same period at all dose levels of BLU-5937 but is counted only once in the total taste adverse events

RELIEF enrolled participants in 16 sites (8 in the United Kingdom and 8 in the United States) and randomized a total of 68 refractory chronic cough participants; 67 were included in the Intent to Treat population. 52 participants completed both treatment periods and 16 participants dropped out in total, including 13 as a result of risk considerations related to the COVID-19 pandemic or the sponsor’s early termination of the trial. There were three additional non-drug related discontinuations.

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Learnings from Phase 2a RELIEF Data

Based on the RELIEF trial results, we believe cough frequency at baseline is a key indicator of potential treatment benefit, with subgroup analysis of participants having baseline awake cough frequencies ≥20 coughs/h and ≥32 coughs/h demonstrating statistically significant and clinically meaningful benefit at all doses. Based on these analyses and the participants level data of participants with baseline awake cough frequency of ≥20 coughs/h and <32 coughs/h, we selected a minimum baseline awake cough frequency of 25 coughs/h as an inclusion criterion for the Phase 2b trial.

No dose response was observed in the Phase 2a RELIEF trial, including based on an analysis of within-participant dose response curves. Plasma concentrations achieved in RELIEF are also consistent with achieving receptor occupancies in the 75-95+% range. Based on this information, doses of 12.5 mg BID, 50 mg BID and 200 mg BID were selected for the Phase 2b SOOTHE trial.

Development of a QD Formulation

We have initiated activities in preparation for the development of a QD formulation for BLU-5937 using an extended-release tablet formulation. We are developing a QD formulation because BLU-5937 has exhibited favorable physical-chemical and pharmacokinetic characteristics, including high solubility and permeability, good absorption in the small and large intestine, linear pharmacokinetic profile, no interaction with food and a low predicted therapeutic dose. A physiological based pharmacokinetic modeling and simulation study has been completed and we have initiated the development of BLU-5937 QD formulation prototypes. We plan to initiate a Phase 1 clinical trial investigating a QD, extended release formulation of BLU-5937 in the second half of 2022.

Competitive Landscape

In addition to BELLUS Health, other companies are developing P2X3 antagonist product candidates for the treatment of RCC, including Merck & Co. (“Merck”) and Shionogi & Co., Ltd (“Shionogi”). The positive Phase 2b SOOTHE results potentially position BLU-5937 as a best-in-class product candidate in the P2X3 class in terms of activity and tolerability ratio if confirmed in Phase 3 development and approved. Additionally, the greater selectivity observed for our product candidate, BLU-5937, may potentially contribute to supporting a favorable clinical and commercial profile, if approved.

In February 2022, Evotec SE (“Evotec”) announced that its partner, Bayer, had decided to discontinue the development of its P2X3 antagonist program, citing that the overall benefit no longer outweighs the risk in the actively pursued indications. Bayer returned the rights of the entire program to Evotec. Evotec also announced that it plans to evaluate the data and all options.

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The table below shows the selectivity, stage of development and dosing regimen of the different P2X3 product candidates currently in the clinic:

1. Limited head to head studies have been conducted; data presented is derived from company specific disclosures.

2. Ford et al. (2013) FASEB J. 27: 887.5-887.5

3. Davenport et al. (2021) Sci Rep 6;11(1):19877.

4. Kai et al. 2020 Abstract presented at: ACS Fall 2020 Virtual & Meeting Exposition; August 17-20, 2020

Merck announced in March of 2020 that the 45 mg BID dose MK-7264 (gefapixant) had reached statistical significance on the primary efficacy endpoint in both the COUGH-1 and COUGH-2 Phase 3 trials and that the 15 mg BID dose had not achieved statistical significance in either trial. Pursuant to this announcement, in September 2020 at the European Respiratory Society (“ERS”) International conference, Merck presented these results in further detail. The 45 mg BID dose of gefapixant achieved a statistically significant result on its primary endpoint of placebo-adjusted reduction in 24-hour cough frequency (18% in the 12-week COUGH-1 trial and 16% in the 24-week COUGH-2 trial) but showed significant rates of taste disturbance adverse events (58% and 69% in the COUGH-1 trial and COUGH-2 trial, respectively). In March 2021, Merck announced that the FDA had accepted their gefapixant New Drug Application (“NDA”) for review. In January 2022, Merck announced that the Japan Ministry of Health, Labor and Welfare granted marketing authorization for gefapixant 45mg tablets for the treatment of adults with RCC. Additionally, Merck reported that the FDA issued a Complete Response Letter (“CRL”) on which included the need for additional analyses associated with ‘measurement of efficacy’ and that the company planned to meet with the agency to discuss next steps. Merck further clarified in February 2022 that the CRL was not related to the safety of gefapixant, but to an algorithm and underlying methodology used by the audio recording device to assess efficacy. Outside of Japan, gefapixant remains an investigational treatment under review by Health Authorities, such as the EMA.

At the American Thoracic Society International Conference held in August 2020, Bayer announced top-line results from its Phase 2a trial evaluating BAY 1817080 (eliapixant), which demonstrated that higher doses of Bayer’s P2X3 antagonist significantly reduced 24-hour cough counts in patients with RCC (ranging from 15% to 25% cough reduction compared to placebo) and cough severity. Taste disturbance adverse events were dose-dependent and reported by 5% to 21% of participants receiving eliapixant. In October 2020, Bayer initiated a Phase 2b trial evaluating three doses of a new formulation of eliapixant in 310 RCC participants. Bayer disclosed on August 3, 2021 that the trial had met its primary endpoint. In August 2021 at the ERS Annual Congress, Bayer presented the efficacy observed in the per-protocol population and the tolerability observed in the safety population.

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The placebo-adjusted relative changes in 24-hour cough frequency were -12%, -27% and -18% with a 24-hour cough frequency at baseline of 30.3, 31.7 and 21.5 coughs/h for 25 mg, 75 mg and 150 mg BID doses, respectively. Taste disturbances reported for the 25 mg, 75 mg and 150 mg BID doses and placebo groups in the safety analysis population were respectively 4%, 13%,24% and 4%. Adverse event related discontinuations were 8%. The communication reported that one drug-related serious adverse event was observed in the 150 mg arm during the trial but did not disclose its nature. Bayer also announced that Phase 3 development was warranted. On February 4th, 2022, Evotec, Bayer’s partner, announced that it had been informed by Bayer about a decision to discontinue the development of eliapixant. Following a review of the available data, Bayer concluded that the overall benefit no longer outweighs the risk in the actively pursued indications. As a consequence of Bayer’s decision, Evotec announced that it has regained the rights to all P2X3 assets. The company indicated that it would evaluate the underlying data as soon as they are made available and would assess all options.

Shionogi announced top-line results of its Phase 2a trial of S-600918 (sivopixant) in patients with RCC at the ERS International Congress in October 2019, which included a placebo-adjusted reduction in 24-hour cough frequency of 32% (p=0.055) and a rate of 6.5% of taste disturbance adverse events. The mean cough per hour frequency at baseline was 56. At the 2020 ERS International Congress, Shionogi reported that it observed an interaction between baseline cough frequency and treatment effect in its Phase 2a trial; this prompted the utilization of a minimal cough frequency threshold as an inclusion criterion in the Phase 2b trial of sivopixant. On September 29, 2021, Shionogi announced that the primary endpoint of placebo adjusted change in 24-hour cough frequency in its Phase 2b trial of sivopixant was not met at any dose in the full analysis set (+13%, -2% and -12% for 50 mg, 150 mg and 300 mg QD, respectively). Post hoc analysis of patients with a 24-hour cough frequency ≥ 10 or more coughs/h at baseline demonstrated 23% reduction in placebo-adjusted cough frequency for 300 mg QD. Taste related adverse events reported for the 50 mg, 150 mg, 300 mg and placebo groups in the safety analysis population were 2%, 14% and 33% and 2.9%, respectively. Shionogi has indicated that it plans to discuss dose selection and Phase 3 design at an upcoming “End-of-Phase 2” meeting with the FDA. In a conference call on January 2022, Shionogi mentioned in its presentation that it is preparing for Phase 3.

Market Opportunity in Chronic Cough

According to the 2018 National Ambulatory Medical Care Survey, across the U.S. in 2018, cough was the reason for 18.5 million in-office physician consultations and 5 million emergency visits.

We estimate 10% of the adult population in developed countries suffer from chronic cough including the United States, nations in the European Union, the United Kingdom and Japan. This represents approximately 26 million patients with chronic cough in the United States alone.

We estimate that approximately 30% of chronic cough patients, or approximately nine million patients in the U.S., are uncontrolled or have RCC, which is the expected addressable patient population for BLU-5937. It is also estimated that approximately 9 million patients suffer from RCC in the EU5 countries. RCC is also prevalent in Asia. These RCC patients continue to cough despite treatment for potential underlying causes of their cough or their cough is unexplained. We estimate that approximately one-third, or approximately three million, of these RCC patients in the U.S. have been coughing for over a year, a key inclusion criteria in current RCC trials, including our Phase 2a RELIEF trial and Phase 2b SOOTHE trial of BLU-5937. Severely affected patients have a debilitating disease, moderately affected patients have important impacts on their quality of life, and mildly affected patients have fewer but still relevant impacts from their disease.

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Supporting Preclinical and Clinical Development Activities

Preclinical, toxicology and clinical development activities to support an anticipated Phase 3 RCC program launch and NDA are ongoing, including: a 9-month chronic toxicity study in dogs and a 2-year carcinogenicity study in rats.

Chemistry, Manufacturing, and Controls (“CMC”)

We have a primary supply chain in place with the capacity to produce the required clinical supplies to support a Phase 3 program in RCC and commercial supplies for a potential launch, if BLU-5937 is approved. We continue to work on activities associated with manufacturing process optimization and upscaling to support a potential launch.

BLU-5937 in Chronic Pruritus

Phase 2a BLUEPRINT Clinical Trial

In 2021, we completed the BLUEPRINT clinical trial, a Phase 2a trial evaluating the efficacy and safety of BLU-5937 in patients with chronic pruritus associated with AD. BLUEPRINT was initiated in December 2020, and on September 23, 2021, we announced that we had completed participant enrollment in the Phase 2a BLUEPRINT clinical trial of BLU-5937.

The BLUEPRINT trial was a multicenter, randomized, double-blind, placebo-controlled, parallel design Phase 2a trial evaluating the efficacy, safety, and tolerability of BLU-5937 in 142 adults with moderate-to-severe chronic pruritus associated with mild-to-moderate AD. Participants were randomized into one of two treatment arms (1:1) and received either 200 mg BID of BLU-5937 or placebo for a four-week treatment period. The primary efficacy endpoint was the change from baseline in weekly mean Worst Itch-Numeric Rating Scale (WI-NRS) score at week four. A key secondary endpoint was a responder-rate analysis of at least a four-point WI-NRS improvement from baseline at week four.

The BLUEPRINT trial was conducted at 28 centers located in Canada and the United States.

On December 13, 2021, we announced the topline results of the Phase 2a BLUEPRINT clinical trial. BLU-5937 (200 mg BID) did not achieve statistical significance for the primary endpoint of placebo-adjusted reduction in weekly mean Worst Itch-Numeric Rating Scale (“WI-NRS”). BLU-5937 was well-tolerated and the treatment emergent adverse event profile was comparable to placebo. We do not intend to further pursue development of BLU-5937 in pruritic conditions.

BLU-5937 in Other P2X3 Hypersensitization-Related Disorders

We believe the success of our Phase 2b SOOTHE trial further validates the role of P2X3 in cough hypersensitivity. We intend to evaluate potential opportunities to study BLU-5937 in additional cough indications where cough hypersensitivity plays an important role.

In addition to RCC, the mechanism of action of BLU-5937 may also have broad therapeutic applicability across other afferent hypersensitization-related disorders, enabling us to consider BLU-5937 as a potential treatment for development in a number of other indications. Consequently, we are exploring how P2X3 activation can contribute to irritation and pain, and whether inhibition of P2X3 receptors can help treat these afferent hypersensitization-related disorders.

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To our knowledge, Shionogi is currently developing a P2X3 antagonist for another afferent hypersensitization-related disorder, neuropathic pain and Evotec, in an alliance with Bayer, has pursued additional indications in overactive bladder, diabetic neuropathic pain and endometriosis-related pain. As of February 7, 2022, the status of those programs under Evotec is undetermined.

Acquisition of all BLU-5937 Intellectual Property Rights

On March 25, 2020, we closed an asset purchase and sale agreement to acquire all of the remaining BLU-5937 and related P2X3 antagonists intellectual property assets (the “BLU-5937 Assets”) from adMare BioInnovations’ NEOMED Institute (“adMare”). We now own 100% of the BLU-5937 Assets. The license agreement entered into in February 2017 pursuant to which we had exclusive rights to develop and commercialize the BLU-5937 Assets was terminated as part of this transaction.

In consideration of the forgoing, we issued to adMare and AstraZeneca AB (“AstraZeneca”) an aggregate of 4,770,000 common shares from treasury, representing 7.3% of BELLUS Health’s fully diluted equity at that time. In addition, we paid a cash consideration to adMare of $352,000 (CA $500,000). AstraZeneca assigned the BLU-5937 Assets to adMare in 2012.

We no longer have any obligations to adMare, or any other third party, in respect to milestones or tiered royalty obligations and revenue share that would have been otherwise owed to adMare under and subject to the February 2017 license agreement.

Intellectual Property

Our BLU-5937 program is protected by a comprehensive patent estate comprised of issued and allowed patents, as well as pending patent applications. We have secured composition of matter patent protection for BLU-5937 in all major pharmaceutical markets, including the United States of America, Europe, Japan and China, all with an expiration date of 2034. Under certain circumstances, such patent term may be extended for up to five years in certain jurisdictions such as the United States, Europe and Japan. In addition, we have secured methods of use patent protection in the United States for avoiding loss of taste response while treating a chronic cough patient through treatment with BLU-5937, expiring in 2038. Patent applications with similarly broad claims are currently pending in other industrialized nations. We own 100% of the BLU-5937 and certain related P2X3 antagonists intellectual property assets.

December 2021 Equity Offering

In December 2021, we raised total gross proceeds of $224 million by issuing a total of 28,000,000 common shares in the United States and in Canada as described below (the “2021 Offering”).

On December 17, 2021, we closed an equity offering, issuing 25,000,000 common shares from treasury at a price of $8.00 per share for gross proceeds of $200 million. On December 29, 2021, the underwriters of the equity offering partially exercised their option to purchase additional common shares (over-allotment option), resulting in the issuance of an additional 3,000,000 common shares from treasury at a price of $8.00 per share, for additional gross proceeds of $24 million. We intend to use the net proceeds of the 2021 Offering, amounting to $209.7 million, primarily to fund research and development activities, general and administrative expenses, working capital needs and other general corporate purposes.

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October 2020 Equity Offering

On October 22, 2020, we raised total gross proceeds of $40.3 million by issuing a total of 17,888,889 common shares at a price of $2.25 per share in the United States and in Canada (the “2020 Offering”), including the exercise in full of the underwriters’ option to purchase 2,333,333 common shares. Net proceeds of the 2020 Offering amounted to $37.3 million.

Board of Directors Appointment

In March 2021, we appointed William Mezzanotte, MD, MPH to our Board of Directors. Dr. Mezzanotte brings decades of vast development and commercial experience to the Board, including involvement with the development and approval of 30 products across multiple therapeutic areas. Dr. Mezzanotte is currently the Head of Research and Development and Chief Medical Officer at CSL Behring (“CSL”), where he is responsible for developing and executing the Research & Development strategy and portfolio across four continents. Prior to CSL, he was Senior Vice President and Therapeutic Area Head, Respiratory for Boehringer Ingelheim. At Boehringer Ingelheim, he oversaw all Global Clinical Development, Medical Affairs, Marketing and Payer activities within the Respiratory portfolio, overseeing the launch of three respiratory products. Previously, Dr. Mezzanotte worked at AstraZeneca for over 15 years, assuming roles of increasing leadership and management responsibility in clinical research and development across multiple therapeutic areas. His last role there was Head of the Inflammation, Neuroscience and Respiratory Global Medicines Unit. Earlier in his career, Dr. Mezzanotte practiced Pulmonary and Critical Care Medicine and ran both a multispecialty sleep disorders center and a pulmonary diagnostics and interventional bronchoscopy laboratory. He received an undergraduate degree from Villanova University and obtained his MD at the University of Pennsylvania and MPH from Johns Hopkins University. Dr. Mezzanotte is board certified in internal medicine, pulmonary medicine, critical care medicine and sleep medicine.

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Selected Financial Information

(In thousands of dollars, except per share data)

	Years ended December 31
	2021	2020	2019
Revenues	$16	$15	$27
Expenses:
Research and development	59,791	23,729	19,714
Research tax credits	(754)	(507)	(536)
	59,037	23,222	19,178
General and administrative	14,263	9,735	6,580
Total operating expenses	73,300	32,957	25,758
Results from operating activities	(73,284)	(32,942)	(25,731)
Finance income	1,916	1,224	1,146
Finance costs	(55)	(39)	(1,423)
Net finance income	1,861	1,185	(277)
Loss before income taxes	(71,423)	(31,757)	(26,008)
Income taxes	(199)	—	—
Net loss for the year	$(71,224)	$(31,757)	$(26,008)
Loss per share – Basic and diluted	$(0.90)	$(0.54)	$(0.55)

Financial Position:

	At December 31,	At December 31,	At December 31,
	2021	2020	2019
Total assets	$309,595	$153,113	$96,372
Total non-current financial liabilities	$617	$347	$21

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RESULTS OF OPERATIONS

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

For the year ended December 31, 2021, net loss amounted to $71,224,000 ($0.90 per share), compared to $31,757,000 ($0.54 per share) for the previous year. The increase in net loss is primarily attributable to higher research and development expenses in relation to the development of BLU-5937, our product candidate for the treatment of RCC.

Research and development expenses, net of research tax credits, amounted to $59,037,000 for the year ended December 31, 2021, compared to $23,222,000 for the previous year, a $35,815,000 or 154% year over year increase primarily attributable to higher expenses incurred for the development of BLU-5937, mainly activities in relation to the Phase 2b SOOTHE trial in RCC, as well as activities in relation to the Phase 2a BLUEPRINT trial in chronic pruritus associated with AD, preclinical and clinical development activities to support our RCC program and CMC activities.

General and administrative expenses amounted to $14,263,000 for the year ended December 31, 2021, compared to $9,735,000 for the previous year, a $4,528,000 or 47% year over year increase. The increase is mainly attributable to higher stock-based compensation expense of $2,766,000 related to our deferred share unit plan, due to an increase in the stock price compared to the previous year. The increase is also due to higher stock-based compensation expense of $1,168,000 in relation to our stock option plan.

Net finance income amounted to $1,861,000 for the year ended December 31, 2021, compared to $1,185,000 for the previous year. The increase in net finance income is mainly attributable to a higher foreign exchange gain that arose from the translation of our net monetary assets denominated in Canadian dollars during the year of $1,504,000, offset in part by lower interest income of $812,000 mainly due to lower interest rates on short term investments.

As at December 31, 2021, total assets amounted to $309,595,000, compared to $153,113,000 as at December 31, 2020. The increase is primarily due to the funds received from the 2021 Offering, offset by funds used to finance our operating activities. Total non-current financial liabilities amounted to $617,000 as at December 31, 2021, compared to $347,000 as at December 31, 2020. The increase is due to a higher lease liability.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

For the year ended December 31, 2020, net loss amounted to $31,757,000 ($0.54 per share), compared to $26,008,000 ($0.55 per share) for the previous year. The increase in net loss is primarily attributable to higher research and development expenses in relation to the development of BLU-5937, our product candidate for the treatment of chronic cough and chronic pruritus, and to higher general and administration expenses.

Research and development expenses, net of research tax credits, amounted to $23,222,000 for the year ended December 31, 2020, compared to $19,178,000 for the previous year, a $4,044,000 or 21% year over year increase to support the development of BLU-5937. The increase is primarily attributable to our increased workforce in 2020 as well as to higher stock-based compensation expense in relation to our stock option plan.

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General and administrative expenses amounted to $9,735,000 for the year ended December 31, 2020, compared to $6,580,000 for the previous year, a $3,155,000 or 48% year over year increase. The increase is mainly due to costs related to our public listing on the Nasdaq, which occurred in September 2019, as well as to higher stock-based compensation expense in relation to our stock option plan, offset in part by a stock-based compensation net recovery related to our deferred share unit plan, due to the change in the BELLUS Health stock price in 2020.

Net finance income amounted to $1,185,000 for the year ended December 31, 2020, compared to net finance costs of $277,000 for the previous year. The increase in net finance income is mainly attributable to a foreign exchange gain that arose from the translation of our net monetary assets. As at December 31, 2020, total assets amounted to $153,113,000, compared to $96,372,000 as at December 31, 2019. The increase is primarily due to the acquisition of the remaining BLU-5937 Assets as well as to funds received from the 2020 Offering, offset by funds used to finance our operating activities. Total non-current financial liabilities amounted to $347,000 as at December 31, 2020, compared to $21,000 as at December 31, 2019.

Quarter Ended December 31, 2021 Compared to Quarter Ended December 31, 2020

For the three-month period ended December 31, 2021, net loss amounted to $14,764,000 ($0.18 per share), compared to $7,494,000 ($0.10 per share) for the corresponding period the previous year. The increase in net loss is primarily attributable to higher research and development expenses in relation to the development of BLU-5937.

Research and development expenses, net of research tax credits, amounted to $12,334,000 for the three-month period ended December 31, 2021, compared to $5,017,000 for the corresponding period the previous year, a $7,317,000 or 146% quarter over quarter increase. The increase is primarily attributable to higher expenses incurred for the development of BLU-5937, mainly activities in relation to the Phase 2b SOOTHE trial in RCC, as well as activities in relation to the Phase 2a BLUEPRINT trial in chronic pruritus associated with AD, preclinical and clinical development activities to support our RCC program and CMC activities.

General and administrative expenses amounted to $4,167,000 for the year ended December 31, 2021, compared to $3,078,000 for the corresponding period the previous year, a $1,089,000 million or 35% quarter over quarter increase. The increase is mainly attributable to higher stock-based compensation expense of $456,000, related to our deferred share unit plan, due to an increase in the stock price compared to the previous year. The increase also due to higher general and administrative expenses.

Net finance income amounted to $1,534,000 for the three-month period ended December 31, 2021, compared to $597,000 for the corresponding period the previous year. The increase in net finance income is mainly attributable to a foreign exchange gain that arose from the translation of our net monetary assets denominated in Canadian dollars during the year of $977,000.

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Quarterly Results (Unaudited)

(in thousands of dollars, except per share data)

	2021	2021	2021	2021	2020	2020	2020	2020
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$4	$4	$4	$4	$4	$3	$4	$4

Expenses:
Research and development, net	12,334	19,054	15,201	12,448	5,017	5,796	5,899	6,510
General and administrative	4,167	3,821	2,805	3,470	3,078	456	3,439	2,762
Total operating expenses	16,501	22,875	18,006	15,918	8,095	6,252	9,338	9,272

Operating loss	(16,497)	(22,871)	(18,002)	(15,914)	(8,091)	(6,249)	(9,334)	(9,268)

Net finance income (costs)	1,534	(10)	174	163	597	540	912	(864)
Loss before income taxes	(14,963)	(22,881)	(17,828)	(15,751)	(7,494)	(5,709)	(8,422)	(10,132)

Income taxes	(199)	-	-	-	-	-	-	-
Net loss	$(14,764)	$(22,881)	$(17,828)	$(15,751)	$(7,494)	$(5,709)	$(8,422)	$(10,132)

The variation of the net loss of a quarter compared to the corresponding quarter of the previous year are explained by the following elements.

The increase in net loss for the fourth and third quarters of 2021 is primarily attributable to higher research and development expenses as well as to a higher stock-based compensation expense related to our deferred share unit plan. The increase in net loss for the second and first quarters of 2021 is primarily attributable to higher research and development expenses.

Related Party Transactions

Dr. Francesco Bellini is the Chairman of our Board of Directors and provides ongoing advisory services under the terms of a consulting and services agreement between us and Picchio International Inc. (“Picchio International”), wholly-owned by Dr. Francesco Bellini and his spouse. Picchio International receives a monthly fee of CAD$20,833, plus the reimbursement of applicable expenses for services rendered under the agreement. The agreement has a one-year term renewable for successive one-year terms. We have recorded fees and expenses of $304,000 and $284,000 (CAD$381,000 for both) under the consulting and services agreement for the years ended December 31, 2021 and 2020, respectively.

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FINANCIAL CONDITION

Liquidity and Capital Resources

As at December 31, 2021, we had available cash, cash equivalents and short-term investments totaling $248,806,000, compared to $98,260,000 as at December 31, 2020. For the year ended December 31, 2021, the net increase in cash, cash equivalents and short-term investments amounted to $150,546,000, compared to a net increase of $8,280,000 for the corresponding period of the previous year. The net increase in cash for the year ended December 31, 2021 is primarily attributable to funds received from the 2021 Offering, offset by funds used to finance our operating activities, mainly the research and development of our product candidate BLU-5937.

Based on management’s estimate and current level of operations, we believe that our current cash, cash equivalents and short-term investments are projected to be sufficient to fund our operating plans in the foreseeable future. We will need to raise additional capital to fund our operations and to develop BLU-5937.

We do not have any long-term debt and we do not have any pre-arranged credit facilities or other sources of financing cash flows. In December 2020, we put in place an at-the-market distributions facility, as discussed in the Financing and Investing Activities section below.

We are subject to a number of risks, including risks associated with the conduct of our product candidate’s development programs and their results, the establishment of strategic alliances and the successful development of new product candidates and their marketing. We have incurred significant operating losses and negative cash flows from operations since inception. To date, we have financed our operations primarily through public offerings of common shares, private placements, the issuance of convertible notes, assets sales and the proceeds from research tax credits. Our ability to ultimately achieve future profitable operations is dependent upon the successful expansion and development of our project pipeline, obtaining regulatory approval in various jurisdictions and successful sale or commercialization of our products and technologies, which is dependent on a number of factors outside of our control. Refer to the Risk Factors section below.

Also refer to the sections titled “Financial Condition – Contractual Obligations” and “Financial Risk Management – Liquidity Risk” for further details on our liquidity and capital resources.

Financing and Investing Activities

In December 2021, we raised total gross proceeds of $224,000,000 from the 2021 Offering by issuing a total of 28,000,000 common shares at a price of $8 per share including the partial exercise of the underwriters’ option to purchase 3,000,000 common shares. Net proceeds from the 2021 Offering amounted to $209,729,000. We intend to use the net proceeds of the 2021 Offering primarily to fund research and development activities, general and administrative expenses, working capital needs and other general corporate purposes.

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The use of proceeds presented in our prospectus supplement dated December 14, 2021 did not include funds from the exercise of the underwriters’ overallotment option. Taking into consideration these additional funds, we intend to use the net proceeds of the 2021 Offering for the purposes and in the amounts indicated below, with the remaining net proceeds allocated to administrative expenses, working capital and other general corporate purposes.

	As per December 14, 2021 prospectus supplement	As at February 23, 2022, including overallotment option
BLU-5937 clinical trials in chronic cough	$135.9 million	$146.0 million
Manufacturing, formulation and scale-up	$12.4 million	$20.1 million
Other project costs	$18.5 million	$22.8 million

As at December 31, 2021, we have not used any of the 2021 Offering net proceeds.

On December 23, 2020, we entered into an “at-the-market” (“ATM”) sales agreement (the “Sales Agreement”) with Jefferies LLC ("Jefferies") pursuant to which we may from time to time sell through at-the-market distributions with Jefferies acting as sales agent (the “Agent”), our common shares for aggregate gross proceeds of up to $50,000,000, including sales made directly on the Nasdaq or on any other existing trading market for the common shares in the United States. No common shares will be offered or sold in Canada. The Common Shares would be issued at market prices prevailing at the time of the sale and, as a result, prices may vary between purchasers and during the period of distribution. The ATM has a 2-year term and requires us to pay to the Agent a commission of up to 3.0% of the gross proceeds of any common shares sold. Subject to the terms and conditions of the Sales Agreement, the Agent will use its commercially reasonable efforts to sell the common shares from time to time, based upon our instructions. We have no obligation to sell any of the common shares and may at any time suspend sales under the Sales Agreement. We and the Agent may terminate the Sales Agreement in accordance with its terms. Under the terms of the Sales Agreement, we have provided the Agent with customary indemnification rights and the Agent will be entitled to compensation, as previously mentioned. During the year ended December 31, 2021, no common shares were sold under the ATM program.

In October 2020, we raised total gross proceeds of approximately $40,250,000 million from the 2020 Offering by issuing a total of 17,888,889 common shares at a price of $2.25 per share including the exercise in full of the underwriters’ option to purchase 2,333,333 common shares. Net proceeds from the 2021 Offering amounted to $37,297,000.

During 2021, we purchased short-term investments with initial maturities greater than three months and less than a year for an aggregate amount of $97,887,000, and redeemed at maturity or sold short-term investments for an aggregate amount of $49,389,000 (purchased for $51,090,000 and redeemed at maturity or sold for $72,771,000 in 2020).

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Other

As at February 23, 2022, we had 106,403,139 common shares outstanding and 117,070,194 common shares on a fully diluted basis, including 10,667,055 stock options granted under the stock option plan (of which 2,945,000 stock options were granted on February 23, 2022).

During 2021, we granted 1,708,000 stock options (1,805,000 in 2020), 53,000 stock options were exercised (128,222 in 2020) and 168,333 stock options were forfeited (115,555 in 2020). We received an aggregate amount of $56,000 and issued 53,000 common shares from treasury in 2021 upon the exercise of stock options (we received an aggregate amount of $176,000 and issued 128,222 common shares from treasury in 2020).

During 2020, we received an aggregate amount of $421,000 and issued 171,590 common shares from treasury upon the exercise of broker warrants issued in connection with our 2018 equity offering.

Contractual Obligations

As at December 31, 2021, our minimum future contractual obligations are principally for payments in relation to property leases, consulting fees for Picchio International, trade and other payables and contracts for research and development activities. Future contractual obligations by year of maturity are presented below.

Contractual obligations
(in thousands of dollars)	Total	2022	2023	2024
Lease liability	$935	$289	$321	$325
Consulting fees	198	198	—	—
Trade and other payables	16,674	16,674	—	—
Contracts for research and development activities	15,153	13,253	1,900	—

We have a letter of credit issued in connection with a lease agreement in the amount of $40,000 (CAD$50,000). Cash is pledged under the letter of credit and is presented as restricted cash under non-current Other assets in the consolidated statement of financial position as at December 31, 2021.

We have entered into other agreements which involve future commitments. Refer to note 13 to the consolidated financial statements for the year ended December 31, 2021 for details.

We have not engaged in commodity contract trading or off-balance sheet financing.

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Contingencies

On March 16, 2021, a Company stockholder, Carl D. Cachia (“Plaintiff”), filed a complaint against the Company and certain of its executive officers alleging claims under provisions of the Securities Exchange Act of 1934 (“Exchange Act”). On September 17, 2021, Plaintiff filed an amended class action complaint, individually and on behalf of all persons who purchased or otherwise acquired Company securities between September 5, 2019 and July 6, 2020, against the Company, certain of its executive officers, the principal investigator of the Company’s Phase 2a RELIEF trial, and the underwriters of the Company’s initial public offering in September 2019. The amended class action complaint alleges claims under the Exchange Act and the Securities Act of 1933 relating to disclosures concerning the Company’s Phase 2a RELIEF trial, and seeks compensatory damages, pre-judgment and post-judgment interest, as well as attorneys’ fees, expert fees, and any other reasonable costs and expenses. On November 16, 2021, plaintiff stipulated to dismissal of all claims against the underwriters without prejudice. Also on November 16, the Company and the named executive officers moved to dismiss the amended complaint, which motion is pending. On January 7, 2022, the principal investigator of the Company’s Phase 2a RELIEF trial also moved to dismiss the amended complaint, which motion is pending.

No provision has been made in the financial statements for the resolution of the above matter. Resolution of this matter could have an effect on our financial statements in the period that a determination is made, however, in management’s opinion, given the early stage of this litigation, the final resolution of this matter is not currently projected to have a material adverse effect on our financial position.

FINANCIAL RISK MANAGEMENT

This section provides disclosures relating to the nature and extent of our exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how we manage those risks.

Credit Risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents and short-term investments. We invest our cash mainly with major North American financial institutions. Cash equivalents and short-term investments are comprised of fixed income instruments with a high credit ranking (not less than A-1) as rated by Standard and Poor’s. We have investment policies that are designed to provide for the safety and preservation of principal, liquidity needs and yields that are appropriate.

As at December 31, 2021, our maximum credit exposure corresponded to the carrying amount of these financial assets.

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Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We require continued access to capital markets to support our operations, as well as to achieve our strategic plans. Any impediments to our ability to access capital markets, including the lack of financing capability or an adverse perception in capital markets of our financial condition or prospects, could have a materially adverse effect on us. In addition, our access to financing is influenced by the economic and credit market environment.

We manage liquidity risk through the management of our capital structure, as outlined in note 16 to the consolidated financial statements for the year ended December 31, 2021 (Capital Disclosures). In addition, we manage liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews, approves and monitors our annual operating and capital budgets, as well as any material transactions.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign currency risk is limited to the portion of our business transactions denominated in currencies other than US dollars. Our exposure relates primarily to changes in the US dollar versus the Canadian dollar exchange rate. For foreign currency transactions, fluctuations in the respective exchange rates relative to the US dollar will create volatility in our cash flows and the reported amounts for revenue and expenses in income. Additional variability arises from the translation of monetary assets and liabilities denominated in currencies other than the US dollar at the rates of exchange at each reporting date, the impact of which is reported as a foreign exchange gain or loss in income.

Our objective in managing our foreign currency risk is to minimize our net exposures to foreign currency cash flows, by transacting with third parties in our functional currency to the maximum extent possible and practical and holding cash, cash equivalents and short-term investments as well as incurring borrowings in our functional currency. We hold a portion of our cash, cash equivalents and short-term investments in Canadian dollars to meet our liquidity needs in Canadian dollars, but do not use derivative financial instruments to reduce our foreign exchange exposure. Note 17 (d) to the consolidated financial statements for the year ended December 31, 2021 provides indication of our significant foreign exchange currency exposures as at that date.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. Our financial instruments exposed to interest rate risk are cash and cash equivalents, short-term investments and restricted cash. We believe that the risk that we will realize a loss as a result of the decline in the fair value of our cash equivalents and short-term investments is limited because these investments have short-term maturities and are generally held to maturity. Our capacity to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

We have had no interest rate hedging activities during the current year.

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DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in our reports filed with securities regulatory authorities is recorded, processed, summarized and reported within prescribed time periods and is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

The Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures designed to ensure that information required to be disclosed in the reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified by applicable securities legislation. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. The Chief Executive Officer and the Chief Financial Officer are assisted in this responsibility by our disclosure committee, which is composed of members of senior management. Based on an evaluation of our disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2021.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Annual Report on Internal Control Over Financial Reporting

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Management assessed the effectiveness of our ICFR as of December 31, 2021 based on the framework established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, the Chief Executive Officer and the Chief Financial Officer concluded that our ICFR were effective as of December 31, 2021. The assessment is not subject to an attestation report of our auditors regarding ICFR.

Changes in Internal Controls Over Financial Reporting

In accordance with the Canadian Securities Administrators’ Multilateral Instrument 52-109, we have filed certificates signed by the Chief Executive Officer and the Chief Financial Officer, that, among other things, report on the design of disclosure controls and procedures and the design of internal control over financial reporting.

There have been no changes in our ICFR during the quarter ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect our ICFR.

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CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to adopt accounting policies and to make certain judgments, estimates and assumptions that we believe are reasonable based upon the information available at the time these decisions are made. These accounting policies, judgments, estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues, expenses and cash flows during the reporting periods. By their nature, these judgments are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. On an ongoing basis, management reviews its estimates and actual results could differ from estimates.

Our significant accounting policies are described in note 3 to the consolidated financial statements for the year ended December 31, 2021. Management considers that the following accounting policies and estimates are more important in assessing, understanding, and evaluating our consolidated financial statements.

Accrued expenses: As part of the process of preparing our financial statements, we are required to estimate our accrued expenses. This process involves reviewing open contracts and purchase orders, communicating with personnel and service providers to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. For research and development activities, the majority of service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advanced payments. There may be instances in which payments to the service providers will exceed the level of services provided and result in a prepayment of the expense.

In-process research and development asset: The in-process research and development (“IPR&D”) asset is accounted for as an indefinite-lived intangible asset until the project is completed or abandoned, at which point it will be amortized or impaired, respectively. We account for subsequent research and development costs associated with the acquired IPR&D asset consistent with the research and development policy in note 3 (d) to the consolidated financial statements. We assess at each reporting date whether there is an indication that the asset may be impaired. Irrespective of whether there is any indication of impairment, the IPR&D asset is tested for impairment annually by comparing its carrying amount with its recoverable amount. Note 2 (d) to the consolidated financial statements provides additional information regarding the use of estimates and judgements in the application of accounting policies.

RISK FACTORS

Investing in our common shares involves a significant amount of risk. You should carefully consider the risks described below. If any of these risks actually occurs, our business, financial condition, results of operations or prospects could be materially adversely affected. These are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us, or that we currently consider immaterial, may also materially and adversely affect us. In such an event, the trading price of our common shares could decline and you may lose part or all of your investment in our securities. Any reference in this section to our “products” or “product candidates” includes a reference to BELLUS Health’s product candidate and future products or product candidates that may be developed.

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Risks Related to Our Business

We may not be able to maintain our operations and research and development without additional funding, and we may not have access to sufficient capital.

To date, we have financed our operations primarily through public offerings of common shares, private placements, the issuance of convertible notes and research tax credits. We have incurred significant operating losses and negative cash flows from operations since inception. As of December 31, 2021 we had available cash, cash equivalents and short-term investments totaling $248.8 million. Based on management’s estimate and current level of operations, we believe that our current liquidity position is sufficient to finance our operations into 2024. We will need to raise additional capital to fund our operations and to develop BLU-5937. Our future capital requirements will be substantial and may increase beyond current expectations depending on many factors, such as the duration, scope, rate of progress, results and costs of any preclinical studies and clinical trials for our current or any future product candidates; unexpected delays or developments in seeking regulatory approvals and the outcome thereof; the time and cost in preparing, filing, prosecuting, maintaining, and enforcing patent claims; other unexpected developments encountered in implementing our business development and commercialization strategies; the outcome of any litigation; and arrangements with collaborators. Further, changing circumstances may cause us to consume capital significantly faster than we currently anticipate. We have based the foregoing estimates on assumptions that may prove to be wrong, and we could utilize our available financial resources sooner than we currently expect.

We may seek to raise additional funds through public or private equity or debt financing, collaborations agreements with other companies and/or from other sources. We have no committed source of additional capital and additional funding may not be available on terms that are acceptable to us, or at all. If adequate funding is not available on reasonable terms, we may need to obtain funds on terms less favorable than we would otherwise accept. Our ATM is not an assured source of raising capital as it is subject to terms and conditions and market demand. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of those securities could result in dilution to our shareholders. Moreover, the incurrence of debt financing could result in a substantial portion of our future operating cash flow, if any, being dedicated to the payment of principal and interest on such indebtedness and could impose restrictions on operations. This could render us more vulnerable to competitive pressures and economic downturns. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of BLU-5937 or other future product candidates or other research and development initiatives. We could be required to seek collaborators for our product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms our rights to our product candidates in markets where we otherwise would seek to pursue development or commercialization ourselves. If we are unable to obtain sufficient funds in a timely manner, we may be forced to scale back our operating plan; delay or discontinue one or more of our research and development programs; be unable to expand our organization to support our programs; and/or be unable to capitalize on business opportunities as planned. This may negatively impact our business and ability to execute our operating plan.

No assurance can be given that any such additional funding will be available or that, if available, it can be obtained on terms favorable to us. The failure to obtain additional financing on favorable terms, or at all, could have a material adverse effect on our business, financial condition, results of operations and prospects.

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We have a history of losses and have not generated any product sales revenue to date. We may never achieve or maintain profitability.

Our product candidate, BLU-5937, is still only in development, and as a result, we have not generated any revenues from product sales to date. We have incurred substantial expenses in our efforts to develop BLU-5937, and consequently, have generated operating losses each year since our inception. For the years ended December 31, 2021 and 2020, we incurred net losses of $71.2 million and $31.8 million, respectively. As of December 31, 2021, we had an accumulated deficit of US$554.3 million. Our losses have adversely affected, and will continue to adversely impact, working capital, total assets, and shareholders’ equity. We do not expect to generate any revenues from product sales in the immediate future. We may never successfully commercialize any products. Even if we succeed in developing commercial products, we expect to incur additional operating losses for at least the next several years. If we do not ultimately commercialize products and achieve or maintain profitability, an investment in our shares could result in a significant or total loss. Our prospects currently depend heavily on the success and market acceptance of BLU-5937, which is still in clinical development. We currently have no products for sale and may never be able to successfully develop products for sale. We currently believe that our growth and future prospects are mainly dependent on the successful development, marketing authorization and commercialization of our product candidate BLU-5937, which may never occur. We are focusing our efforts and resources into the development of BLU-5937. Our business thus depends on the successful preclinical and clinical development, marketing authorization and commercialization of BLU-5937, for which we must conduct additional preclinical studies and clinical trials, undergo further development activities and seek and receive marketing authorization prior to commercial launch. Further development of BLU-5937 will require substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from product sales, if approved.

We anticipate that our ability to generate revenues will depend on the commercial success of BLU-5937, which will depend upon its market acceptance by purchasers in the pharmaceutical market and the future market demand and medical need for products and research utilizing BLU-5937. Most prescription drug candidates never reach the clinical development stage and even those that do reach clinical development have only a small chance of successfully completing clinical development and gaining marketing authorization. If we are unable to successfully commercialize BLU-5937, we may never generate revenues. There is also the risk that the actual market size or opportunity for BLU-5937 is not certain, particularly with respect to the addressable market for the selected population of high frequency cough patients. For instance, we are not aware of any data that segregates the RCC patient population by cough frequency. Accordingly, we estimate that there are approximately nine million chronic cough patients in the U.S. who are uncontrolled or have RCC. If BLU-5937 reaches commercialization and there is low market demand for BLU-5937 or the market for BLU-5937 develops less rapidly than we anticipate, we may not have the ability to shift our resources to the development of alternative products. Failure to gain market acceptance of BLU-5937 or an incorrect estimate in the nature and size of our market could have a material adverse effect on us.

We rely on third parties to conduct preclinical studies and clinical trials for BLU-5937, and if they do not properly and successfully perform their obligations to us, we may not be able to obtain regulatory approvals for BLU-5937.

We have designed the clinical trials for BLU-5937. However, we rely on contract research organizations and other third parties to assist in managing, monitoring and otherwise carrying out these trials. We likewise rely on third parties to conduct preclinical studies. We compete with many other companies for

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the resources of these third parties. The third parties on whom we rely generally may terminate their engagements at any time, and having to enter into alternative arrangements would delay development and commercialization of our product candidate. The FDA and EMA, and comparable foreign regulatory authorities require compliance with regulations and standards for designing, conducting, monitoring, recording, analyzing, and reporting the results of preclinical studies and clinical trials to assure that the data and results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Although we rely on third parties to conduct our preclinical studies and clinical trials, they are not our employees, and we are responsible for ensuring that each of these preclinical studies and clinical trials is conducted in accordance with our general investigational plan, protocol and other requirements. Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities.

If these third parties do not successfully carry out their duties under their agreements, if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to preclinical studies or clinical trial protocols or to regulatory requirements, or if they otherwise fail to comply with preclinical studies or clinical trial protocols or meet expected deadlines, the preclinical studies or clinical trials of BLU-5937 may not meet regulatory requirements. If preclinical studies or clinical trials do not meet regulatory requirements or if these third parties need to be replaced, preclinical development activities or clinical trials may be extended, delayed, suspended or terminated. If any of these events occur, we may not be able to obtain marketing authorization of BLU-5937 on a timely basis or at all.

We rely completely on one third-party contract manufacturer to manufacture the active pharmaceutical ingredient (“API”), for BLU-5937, another third-party contract manufacturer to manufacture the final drug product and another third-party contract manufacturer to manufacture the equipment used to measure our primary endpoint, and we intend to rely on third parties to produce non-clinical, clinical and commercial supplies of BLU-5937 and any other future product candidates.

We do not currently have, nor do we plan to acquire, the infrastructure or capability to internally manufacture our clinical drug supply of BLU-5937, or any other product candidates we may develop in the future, for use in the conduct of our research and development activities, preclinical studies and clinical trials, and we lack the internal resources and the capability to manufacture any product candidates on a clinical or commercial scale. We currently have the API for BLU-5937 manufactured by one third-party contract manufacturer and final drug product supplied by another contract manufacturer, and do not currently have backup manufacturing capacity. Additionally, the equipment used to measure our primary endpoint (cough frequency), known as Vitalograph, is manufactured by one third-party contract manufacturer, without any known alternative manufacturer for such equipment or technology.

We plan to continue to rely on contract manufacturers for the foreseeable future to produce quantities of products, equipment/technology and substances necessary for research and development, preclinical studies, clinical trials and product commercialization, and to perform their obligations in a timely manner and in accordance with applicable government regulations. While we intend to contract for the commercial manufacture of our product candidates, we may not be able to identify and qualify contractors or obtain favorable contracting terms.

If any of the third parties with whom we engage, including the China-based third-party contract manufacturer that supplies the API for BLU-5937, contract research organizations or other third parties experience shutdowns or other business disruptions, including staffing shortages, production slowdowns or stoppages, or other similar disruptions related to the COVID-19 pandemic or otherwise,

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our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted.

At present, the third-party contract manufacturer of Vitalograph is experiencing supply chain issues, resulting in longer than normal delays in production and delivery and increased costs. Such supply chain issues may result in delays in respect of our Phase 3 program for RCC and/or any future clinical trials.

Additionally, if our current or future third-party manufacturers do not perform as agreed, experience business disruptions as previously described, or breach or terminate their agreements with us, significant additional time and costs would be required to effect a transition to a new contract manufacturer. If we are unable to retain our current contractors, or are unable to secure arrangements with new contractors to provide manufacturing services in a timely manner and on acceptable terms as needed, it will delay or prevent the development, promotion, marketing, or sale of BLU-5937, if approved, or any other future product candidates we may develop, and have a negative effect on our operations and financial condition. Moreover, if a replacement to our current or future contract manufacturers is required, the ability to establish second-sourcing or find a replacement manufacturer may be difficult due to the lead times generally required to manufacture drug products and the need for regulatory compliance inspections and approvals of any replacement manufacturer, all of which factors could result in production delays and additional costs.

Manufacturing of API and final drug products is complex and requires significant expertise. Difficulties could be encountered in production, particularly in scaling up and validating production. There can be no assurance that contract manufacturers will be successful at scaling up and producing BLU-5937 with the required quality and in the quantities and timelines that will be needed for clinical and/or commercial purposes. So far, we have only produced small quantities of BLU-5937 at kilogram scale for use in preclinical studies and clinical trials.

Our reliance on these contract manufacturers also exposes us to the possibility that they, or third parties with access to their facilities, will have access to and may appropriate our trade secrets or other proprietary information.

We rely on third-party contract manufacturers that are located outside of Canada. As a result, our operations are subject to customary risks related to the import of goods, including fluctuations in the value of currencies, changes in import duties, exchange controls, trade restrictions, work stoppages and general political and economic conditions in foreign countries. The countries from which we import pharmaceutical ingredients may, from time to time, impose new duties, tariffs or other restrictions or adjust presently prevailing duties or tariffs, which could adversely impact our ability to purchase such pharmaceutical ingredients or significantly increase the cost of doing so. The occurrence of any of these risks could delay or prevent the development, promotion, marketing, or sale of BLU-5937, if approved, or of any other future product candidates we may develop, and have a negative effect on our operations and financial condition.

The clinical safety and effectiveness of BLU-5937 have not yet been fully established.

The preclinical toxicology studies and the Phase 1 clinical trials completed to date showed that BLU-5937 had a favorable tolerability profile, and we believe that the RELIEF Phase 2a clinical data announced in July 2020 support further evaluation of BLU-5937 in additional clinical trials, including our SOOTHE Phase 2b clinical trial. However, the long-term clinical safety and effectiveness of BLU-5937 have to be demonstrated through further preclinical studies and clinical trials. The additional preclinical studies that are ongoing include: a 9-month chronic toxicity study in dogs; and a 2-year carcinogenicity

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study in the rats. The results of these preclinical studies may have an impact on the product labeling and/or approval of BLU-5937. If these preclinical studies or additional future preclinical/clinical studies call into question the safety or efficacy of BLU-5937 or any other product candidates we may develop in the future, our business, financial condition, results of operations or prospects could be adversely affected. Even if BLU-5937 or any other product candidates we may develop in the future successfully complete the clinical trials and receive the marketing authorization necessary to market the product candidates to the public, there is also the risk of unknown side effects, which may not appear until the product candidates are on the market and may result in delay or denial of additional marketing authorization or withdrawal of previous authorization, product recalls or other adverse events, which could materially adversely affect us.

Use of our product candidates could be associated with side effects, adverse events or other properties or safety risks, which could delay or halt their clinical development, prevent their regulatory approval, cause us to suspend or discontinue clinical trials, abandon a product candidate, limit the commercial potential of a product, if approved, or a product candidate, or result in other significant negative consequences that could severely harm our business, prospects, operating results and financial condition.

As is the case with pharmaceuticals generally, it is likely that there may be side effects and adverse events, or AEs, associated with use of our product candidates. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials, and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. The drug-related side effects of our product candidates could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Moreover, if our product candidates are associated with undesirable side effects in preclinical studies or clinical trials or have characteristics that are unexpected, we may elect to abandon their development or limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, which may limit the commercial expectations for the product candidate if approved. We may also be required to modify or terminate our study plans based on findings in our preclinical studies or clinical trials. AEs that we may observe in our ongoing and future clinical trials of our product candidates could require us to delay, modify or abandon our development plans for the affected product candidate or other product candidates that share properties of the affected product candidate. Many product candidates that initially show promise in early-stage testing may later be found to cause side effects that prevent further development. As we work to advance existing product candidates and to identify new product candidates, we cannot be certain that later testing or trials of product candidates that initially showed promise in early testing will not be found to cause similar or different unacceptable side effects that prevent their further development.

It is possible that as we test our product candidates in larger, longer and more extensive clinical trials, or, if they receive regulatory approval, our product candidates, becomes more widespread, illnesses, injuries, discomforts and other AEs that were observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, will be reported by subjects. If such side effects become known later in development or upon approval, such findings may harm our business, financial condition and prospects significantly.

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Additionally, adverse developments in clinical trials of pharmaceutical products conducted by others may cause the FDA or other regulatory oversight bodies to suspend or terminate our clinical trials, to change the requirements for approval of any of our product candidates.

In addition to side effects caused by a product candidate, the administration process or related procedures also can cause adverse side effects. If any such AEs occur, our clinical trials of a product candidate could be suspended or terminated. If we are unable to demonstrate that any AEs were caused by the administration process or related procedures, the FDA, the European Commission, the European Medicines Agency, or the EMA, or other regulatory authorities could order us to cease further development of, or deny approval of, a product candidate for any or all targeted indications. Even if can demonstrate that all future serious adverse events, or SAEs, are not product-related, such occurrences could affect patient recruitment, the ability of enrolled patients to complete the trial, or, for our approved products, commercial performance. Moreover, if we elect, or are required, to not initiate, delay, suspend or terminate any future clinical trial of any of our product candidates, the commercial prospects of such product candidates may be harmed and our ability to generate product revenues from any of these product candidates may be delayed or eliminated. Any of these occurrences may harm our ability to develop other product candidates, and may harm our business, financial condition and prospects significantly.

Additionally, if any of our product candidates receives marketing approval, the FDA could impose a boxed warning in the labeling of our product and could require us to adopt a risk evaluation and mitigation strategy, or REMS, and could apply elements to assure safe use to ensure that the benefits of the product outweigh its risks, which may include, among other things, a Medication Guide outlining the risks of the product for distribution to patients and a communication plan to health care practitioners. Furthermore, if we or others later identify undesirable side effects caused by our product candidates once approved, several potentially significant negative consequences could result, including:

•	regulatory authorities may suspend or withdraw approvals of such product candidate;

•	regulatory authorities may require additional warnings or statements on the label;

•	regulatory authorities may refuse to approve label expansion for additional indications of such product candidate;

•	we may be required by the FDA to implement a REMS;

•	we may be required to change the way a product candidate is distributed, administered or conduct additional clinical trials;

•	we may be subject to regulatory investigations and enforcement actions;

•	we may decide to remove such product candidate from the marketplace;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

Any of these occurrences could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and may harm our business, financial condition and prospects significantly.

Our clinical trials may not yield results that will enable us to obtain marketing authorization for our current or future product candidates.

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We will only receive marketing authorization for a product candidate if we can demonstrate in carefully designed and conducted clinical trials that the product candidate is safe and effective to the satisfaction of relevant regulatory authorities. We do not know whether our current or any future clinical trials will demonstrate sufficient safety and efficacy to obtain the requisite marketing authorizations or if they will result in marketable products.

Clinical trials are lengthy, complex, costly, and uncertain processes. It takes several years to complete testing, and failure can occur at any stage of testing. The early stage of our product candidate involves risks related to safety, efficacy, drug metabolism, pharmacokinetic profile, tolerability, manufacturing, formulation and distribution, among others. Results attained in preclinical testing and early clinical studies or trials may not be indicative of results that are obtained in later studies. We have suffered, and may suffer further, significant setbacks in advanced clinical trials, even after promising results from earlier studies. Based on results at any stage of clinical trials, we may decide to repeat or redesign a trial or discontinue the development of a product candidate. For example, we discontinued development of BLU-5937 for chronic pruritus after the Phase 2a proof-of-concept BLUEPRINT trial did not achieve statistical significance for the primary endpoint of placebo-adjusted reduction in weekly mean Worst Itch-Numeric Rating Scale (“WI-NRS”). Furthermore, actual results may vary once the final and quality-controlled verification of data and analyses has been completed. The FDA/EMA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials, and we may receive feedback from Health Authorities that requires us to modify the design of our ongoing or planned clinical trials or conduct additional clinical trials. For example, Merck announced in January 2022 that FDA had issued a Complete Response Letter (“CRL”) for the gefapixant NDA, requesting additional information related to measurement of efficacy. In March 2020, Merck announced that the 45 mg BID dose of gefapixant had reached statistical significance on the primary efficacy endpoint in both the COUGH-1 and COUGH-2 Phase 3 trials. Merck reported in September 2020 that the high dose (45 mg BID dose) of gefapixant achieved a statistically significant result on its primary endpoint of placebo-adjusted reduction in 24-hour cough frequency (18% in the 12-week COUGH-1 trial and 16% in the 24-week COUGH-2 trial), measured using an ambulatory digital audio recording device. Merck further clarified in February 2022 that deficiencies identified in the gefapixant CRL related to an algorithm and the underlying methodology used by the audio recording device to assess efficacy. The information Merck publicly disclosed regarding to the deficiencies identified in the gefapixant CRL was limited, no definitive conclusions can be inferred as to the full list of deficiencies listed in the CRL. The SOOTHE Phase 2b trial utilized a similar or same primary endpoint measured with the same or a similar ambulatory digital audio recording device and a similar or the same algorithm and underlying methodology. We are actively planning our Phase 3 development program for BLU-5937 and will seek FDA feedback regarding the phase 3 trial design, including our measurement of efficacy. If we fail to adequately demonstrate a positive benefit/risk ratio based onsafety and efficacy of BLU-5937, we will not be able to obtain the marketing authorizations to commercialize the product candidate

Clinical trials are subject to continuing oversight by governmental Health Authorities and institutional review boards or ethics committees, and must meet the requirements of these authorities, including requirements for informed consent, and requirements for good clinical practices; if these requirements are not met, we may not be garner Health Authority approval to conduct clinical trials.

We rely on third parties, including contract research organizations and outside consultants, to assist in managing and monitoring clinical trials. Our reliance on these third parties may result in delays in completing, or in failing to complete, these trials if one or more third parties fail to perform with the speed and level of competence expected. If clinical trials for a product candidate are unsuccessful, we

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will be unable to commercialize such product candidate. If one or more of the clinical trials is delayed, we will be unable to meet our anticipated development or commercialization timelines. Either circumstance could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we encounter difficulties enrolling participants in clinical trials, the trials could be delayed or otherwise adversely affected.

Clinical trials for product candidates require us or third parties we contract with to identify and enroll a large number of participants with the disorder under investigation. We or the third parties we contract with may not be able to enroll a sufficient number of participants to complete clinical trials in a timely manner. Participant enrollment is a function of many factors, including the following: design of the protocol, size of the patient population, eligibility criteria for the trial in question, perceived risks and benefits of the drug under study, availability of competing therapies, clinical trials for other investigational products that seek to enroll the same participants, efforts to facilitate timely enrollment in clinical trials, patient referral practices of physicians, and availability of clinical trial sites. If we or the third parties we contract with have difficulty enrolling a sufficient number of participants to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials.

The outcome of preclinical studies and earlier-stage clinical trials may not be predictive of the success of later-stage clinical trials.

The outcome of preclinical testing and earlier-stage clinical trials may not be predictive of the success of later-stage clinical trials. BLU-5937 and any other product candidates we may develop may fail to show the desired safety and efficacy in clinical development despite positive results in preclinical studies or having successfully advanced through initial clinical trials. Numerous companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later-stage clinical trials even after achieving promising results in preclinical testing and earlier-stage clinical trials, and we cannot be certain that we will not face similar setbacks. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing authorization of their products. Furthermore, the failure of any product candidate to demonstrate safety and efficacy in any clinical trial could negatively impact the perception of any other product candidates then under development and/or cause applicable Health Authorities to require additional testing before approving any other product candidates.

Interim topline and preliminary results from our clinical trials that we announce or publish from time to time may change as more participant data become available and are subject to audit and verification procedures, which could result in material changes in the final data.

From time to time, we may publish interim topline or preliminary results from our clinical trials. Interim results from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as participant enrollment continues and more participant data become available. Preliminary or topline results also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Differences between preliminary or interim data and final data could significantly harm our business prospects and may cause the trading price of our common shares to fluctuate significantly. To that effect, we note that the positive topline results from the Phase 2b SOOTHE clinical trial do not guarantee positive actual results and are subject to final and quality-controlled verification of data and analyses.

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Even if we obtain FDA approval for BLU-3597 in the United States, we may never obtain approval for or commercialize it in any other jurisdiction, which would limit our ability to realize its full market potential.

In order to market products in any particular jurisdiction, we must establish and comply with numerous and varying regulatory requirements on a country-by-country basis regarding safety and efficacy. Approval by the FDA in the United States does not ensure approval by regulatory authorities in other countries or jurisdictions. In addition, the clinical standards of care may differ significantly such that clinical trials conducted in one country may not be accepted by healthcare providers, third-party payers or regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country. Approval processes vary among countries and can involve additional drug testing and validation and additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and costs for us and require additional preclinical studies or clinical trials which could be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. We do not have any product candidates approved for sale in any jurisdiction, including in international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of any drug we develop will be unrealized.

Even if we or any future partners obtain marketing authorization for our product candidates, we will be subject to ongoing Health Authority oversight.

Even if Health Authorities grant marketing authorization for BLU-5937 or any future product candidate we may develop, the manufacturing, marketing, and sale of such products will be subject to strict and ongoing regulation. Compliance with such regulation may be costly and consume substantial financial and management resources. For example, an approval for a product may be conditioned on conducting costly post-marketing follow-up studies. In addition, if, based on these studies, a regulatory authority does not believe that the drug demonstrates a benefit to patients, such authority could limit the indications for which the product may be sold or revoke the product’s marketing authorization. Similarly, even if we successfully complete clinical trials, regulatory authorities might approve a more restrictive label than we expect, which may limit the commercial opportunity of our product candidates. For instance, our Phase 2b SOOTHE clinical trial had an inclusion criterion of a baseline awake cough frequency of ≥25/h, and, even if this clinical trial and future clinical trials are successful, as a result of this enrichment strategy, regulatory authorities may limit the breadth of our label. For certain commercial prescription drug products, manufacturers and other parties involved in the supply chain must also meet chain of distribution requirements and build electronic, interoperable systems for product tracking and tracing and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or other products that are otherwise unfit for distribution in the United States.

We and our contract manufacturers are required to comply with applicable current Good Manufacturing Practice regulations for the manufacture of product candidates. These regulations include requirements relating to quality assurance, as well as the corresponding maintenance of records and documentation. Manufacturing facilities must be inspected before they can be used in the commercial manufacturing of products and are subject to subsequent periodic inspection by regulatory authorities. In addition, material changes in the methods of manufacturing or changes in the suppliers of raw materials are subject to further regulatory review and approval. For certain commercial prescription drug products, manufacturers and other parties involved in the supply chain must also meet chain of distribution

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requirements and build electronic, interoperable systems for product tracking and tracing and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or other products that are otherwise unfit for distribution in the United States.

If we or any future marketing collaborators or contract manufacturers fail to comply with applicable regulatory requirements, we may be subject to sanctions, including fines, drug recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously granted regulatory approvals, and criminal prosecution. Any of these penalties could delay or prevent the promotion, marketing, or sale of our products.

In addition, we are currently or will in the future be subject to healthcare regulation and enforcement by the federal government and the states in which we will conduct our business once our product candidates are approved by the FDA and commercialized in the United States. In addition to the FDA’s restrictions on marketing of pharmaceutical products, the healthcare laws and regulations that may affect our ability to operate include: the federal fraud and abuse laws, including the federal anti-kickback and false claims laws; federal data privacy and security laws; and federal transparency laws related to payments and/or other transfers of value made to physicians and other healthcare professionals and teaching hospitals. Many states have similar laws and regulations that may differ from each other and federal law in significant ways, thus complicating compliance efforts. These laws may adversely affect our sales, marketing and other activities with respect to any product candidate for which we receive approval to market in the United States by imposing administrative and compliance burdens on us.

Because of the breadth of these laws and the narrowness of available statutory exceptions and regulatory safe harbors, it is possible that some of our business activities, particularly any sales and marketing activities after a product candidate has been approved for marketing in the United States, could be subject to legal challenge and enforcement actions. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to significant civil, criminal, and administrative penalties, including, without limitation, damages, fines, imprisonment, exclusion from participation in government healthcare programs, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

We may not achieve our projected development goals in the announced and expected time frames.

From time to time, we set goals for and make public statements regarding the expectations for and timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, expected results, anticipated regulatory submission and approval dates, and timing of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in clinical trials, the uncertainties inherent in the marketing authorization process, and delays in achieving manufacturing or marketing arrangements sufficient to commercialize products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned, or that we will be able to adhere to our current schedule for the launch of BLU-5937 or any other future product candidates we may develop. If we fail to achieve one or more of these milestones as planned, the price of our common shares would likely be adversely affected.

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If we or our partners fail to obtain and maintain acceptable prices, coverage or adequate reimbursement for our products, our ability to generate revenues will be diminished.

Patients in the United States and elsewhere generally rely on third-party payors to reimburse part or all of the costs associated with their prescription drugs. Accordingly, our ability to successfully commercialize our products would depend significantly on the ability to obtain acceptable prices and the availability of coverage and adequate reimbursement from third-party payors, such as government and private insurance plans. Coverage and reimbursement policies for drug products can differ significantly among payors as there is no uniform policy of coverage and reimbursement for drug products among U.S. third-party payors. There may be significant delays in obtaining coverage and reimbursement as the process of determining coverage and reimbursement is often time-consuming and costly which will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage or adequate reimbursement will be obtained. While we have not commenced discussions with any such parties, these third-party payors frequently require companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for pharmaceuticals and other medical products. Our products may not be considered cost-effective, and reimbursement to the patient may not be available or sufficient to allow us to sell our products on a competitive basis. Even if we obtain coverage for a given product candidate, the associated reimbursement rate may not be adequate to cover our costs, including research, development, intellectual property, manufacture, sale and distribution expenses, or may require co-payments that patients find unacceptably high. In addition, the continuing efforts of third-party payors to contain or reduce the costs of healthcare through various means may limit our commercial opportunity and reduce any associated revenue and profits. We expect proposals to implement similar government controls to continue.

In addition, increasing emphasis on managed care will continue to put pressure on the pricing of pharmaceutical and biopharmaceutical products. Cost-control initiatives could decrease the price that we or any current or potential collaborators could receive for any of the products and could adversely affect profitability. In addition, in Canada and in many other countries, where significant healthcare reforms are currently under discussion, pricing and/or profitability of some or all prescription pharmaceuticals and biopharmaceuticals are subject to government control. In the United States, there have been and continue to be a number of healthcare-related legislative initiatives that have significantly affected the pharmaceutical industry. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, (collectively, the “Affordable Care Act”), was passed in March 2010, and substantially changed the way healthcare is financed by both governmental and private insurers, and continues to significantly impact the pharmaceutical industry. Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the Affordable Care Act. For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the Affordable Care Act will remain in effect in its current form. It is possible that the Affordable Care Act will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the Biden administration will impact the Affordable Care Act and our business. In addition, the U.S. Congress is considering additional health reform measures as part of the budget reconciliation process. There also has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent presidential executive orders, congressional inquiries and proposed and enacted federal and state legislation designed to,

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among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. For example, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to President Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Human Services (“HHS”) released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. No legislation or administrative actions have been finalized to implement these principles. If we fail to obtain acceptable prices, coverages or an adequate level of reimbursement for our products, the sales of the products would be adversely affected or there may be no commercially viable market for our products.

Competition in the biopharmaceutical industry is intense, and development by other companies could render our product candidate or any future product candidates or technologies non-competitive.

The biopharmaceutical industry is intensely competitive and is subject to rapid and significant change. We face potential competition from many sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies. We consider our primary competitors to be those companies that are developing products specifically to treat RCC and those companies that develop products that, when approved, could be used off label to treat RCC. We are aware of other companies targeting chronic cough as the primary outcome measure in clinical studies of products. There are multiple companies developing products at varying stages of development specifically intended to treat RCC including Merck, Evotec, Shionogi. and NeRRe Therapeutics Ltd, some of which have substantially greater product development capabilities and financial, scientific, marketing, and human resources than us. Of these companies, Merck, Evotec and Shionogi are developing P2X3 antagonists for RCC that could compete directly with BLU-5937. Certain of these companies have announced topline data in mid- to late-stage clinical trials of their product candidates, and such product candidates may be more advanced in development than BLU-5937 or have shown or show in the future comparable or superior efficacy, safety and/or tolerability data as compared to BLU-5937. See “Competitive Landscape” in this MD&A. Even if BLU-5937 successfully completes clinical trials and is granted marketing authorization by Health Authorities, it may not be able to achieve a degree of market acceptance necessary for commercial success if other treatments demonstrate superior efficacy, safety, tolerability, ease of administration and/or cost-effectiveness.

We may not obtain adequate protection for our products through our intellectual property. Our success depends, in large part, on our ability to protect our competitive position through patents, trade secrets, trademarks, and other intellectual property rights.

Our success, competitive position and future revenues with respect to these product candidates will depend, in part, on our ability to protect our intellectual property. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. We attempt to protect our proprietary position by maintaining trade secrets and by filing U.S. and foreign patent applications related to our licensed technology, inventions and improvements that are important to the development of our business. Our failure to do so may adversely affect our business and competitive position.

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The patent positions of pharmaceutical and biopharmaceutical firms, including ours, are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. The patents issued or to be issued to us may not provide us with any competitive advantage. We may not be able to protect our intellectual property rights throughout the world. Our patents may be challenged by third parties in patent litigation. In addition, it is possible that third parties with drugs that are very similar to ours will circumvent our patents by means of alternate designs or processes. For instance, a PCT application was filed in China in December 2019, claiming an earliest priority of December 2018, describing and claiming compounds bearing structural similarities to BLU-5937, including a compound potentially useful as an intermediate in the synthesis of BLU-5937. We may have to rely on method of use protection for our compounds in development and any resulting drugs, which may not confer the same level of protection as protection of our compounds per se. We may be required to disclaim part of the term of certain patents. There may also be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that our patents would, if challenged, be held by a court to be valid or enforceable or that a competitor’s technology or drug would be found by a court to infringe our patents.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time. Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Patent applications relating to or affecting our business may have been filed by a number of pharmaceutical and biopharmaceutical companies and academic institutions. A number of the technologies in these applications or patents may conflict with our technologies, patents, or patent applications, and such conflict could reduce the scope of patent protection that we could otherwise obtain. We could become involved in interference proceedings in the United States in connection with one or more of our patents or patent applications to determine priority of invention. Our granted patents could also be challenged and revoked in opposition proceedings in certain countries outside of the United States. In addition to patents, we rely on trade secrets and proprietary know-how to protect our intellectual property. We generally require employees, consultants, outside scientific collaborators, and sponsored researchers and other advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all of the technology that is conceived by the individual during the course of employment is our exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to ours or otherwise gain access to our trade secrets.

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We may obtain the right to use certain technology under license agreements with third parties. Our failure to comply with the requirements of material license agreements could result in the termination of such agreements, which could cause us to terminate the related development program and cause a complete loss of investment in that program. As a result of the foregoing factors, we may not be able to rely on our intellectual property to protect our products in the marketplace.

If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected and our business would be harmed.

We seek to protect our confidential proprietary information, in part, by confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and collaborators. These agreements are designed to protect our proprietary information. However, we cannot be certain that such agreements have been entered into with all relevant parties, and we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. For example, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. We also seek to preserve the integrity and confidentiality of our confidential proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems, but it is possible that these security measures could be breached. If any of our confidential proprietary information were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position.

We may infringe the intellectual property rights of others.

Our commercial success depends significantly on our ability to operate without infringing on the patents and other intellectual property rights of third parties. There could be issued patents of which we are not aware that our products infringe or patents that we believe we do not infringe, but that we may ultimately be found to infringe. Moreover, patent applications are, in some cases, maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our products infringe. For example, pending applications may exist that provide support or can be amended to provide support for a claim that results in an issued patent that our drug infringes.

The biopharmaceutical industry has produced a proliferation of patents, and it is not always clear to industry participants which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. We believe that BLU-5937 does not infringe any valid claim of these patents, although there can be no assurances of this. In the event of an infringement or violation of another party’s patent, we may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost. Any inability to secure licenses or alternative technology could result in delays in the introduction of drugs or lead to prohibition of the manufacture or sale of drugs by us.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could harm our business.

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Third parties may assert patent or other intellectual property infringement claims against us or our other licensors arising from the manufacture, use, or sale of our current or future product candidates. An unfavorable outcome could result in loss of patent rights and require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

We may become involved in lawsuits or other proceedings to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents or other intellectual property. If we were to initiate legal proceedings against a third party to enforce a patent covering our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, written description or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the United States Patent and Trademark Office, (“USPTO”), or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. The validity of our current or future patents or patent applications or those of our licensors may also be challenged in interference or derivation proceedings, opposition, post grant review, inter partes review, or other similar enforcement and revocation proceedings, provoked by third parties or brought by us. Our patents could be found invalid, unenforceable, or their scope significantly reduced.

Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology. Our defense of litigation or other proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our product candidates to market.

Patent litigation is costly and time consuming and may subject us to liabilities.

Our involvement in any patent litigation, interference, post-grant proceedings such as inter partes review or opposition, or other administrative proceedings will likely cause us to incur substantial expenses, and the efforts of technical and management personnel will be significantly diverted. In addition, an adverse determination in litigation could subject us to significant liabilities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings,

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motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common shares. We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We or our licensors may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or in-licensed patents, trade secrets, or other intellectual property as an inventor or co-inventor.

For example, we or our licensors may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or our or our licensors’ ownership of our owned or in-licensed patents, trade secrets or other intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our product candidates. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the biotechnology and pharmaceutical industry, we employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employees’ former employers or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. We have systems in place to remind us to pay these fees, and we employ an outside firm and rely on our outside counsel to pay these fees due to non-U.S. patent agencies. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent

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application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business.

The market price of our common shares experiences a high level of volatility due to factors such as the volatility in the market for biotechnology stocks generally and the short-term effect of a number of possible events.

We are a public growth company in the biotechnology sector. As frequently occurs among these companies, the market price for our common shares may experience a high level of volatility. During the 12-month period ended on the date of this MD&A, our common shares traded between CAD$3.32 and CAD$12.59 per share on the TSX and between US$2.60 and US$9.84 per share on Nasdaq.

Numerous factors, including many over which we have no control, may have a significant impact on the market price of our common shares, including, among other things, the following: (1) clinical and regulatory developments regarding our product candidate and those of our competitors; (2) arrangements or strategic partnerships by our competitors; (3) other announcements by us or our competitors regarding technological, drug development, sales, or other matters; (4) patent or other intellectual property achievements or adverse developments; (5) arrivals or departures of key personnel; (6) changes in financial estimates and recommendations by securities analysts; (7) government regulatory action affecting our product candidate and our competitors’ products in the United States, Canada, and foreign countries; (8) actual or anticipated fluctuations in revenues or expenses; (9) general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; (10) failure to enter into favorable third-party manufacturing agreements; (11) events related to threatened, new, or existing litigation; (12) economic conditions in the United States, Canada, or abroad; (13) purchases or sales of blocks of our securities; (14) difficulties in our ability to obtain additional financing; and (15) the spread of infectious disease, including the ongoing COVID-19 pandemic.

The listing of our common shares on Nasdaq may increase share price volatility due to various factors, including that the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our common shares, regardless of our operating performance. In addition, sales of substantial amounts of our common shares in the public market after any offering, or the perception that those sales may occur, could cause the market price of our common shares to be adversely affected.

As of the date hereof, our Major Shareholders (as defined below) together own, directly or indirectly, an aggregate of approximately 8.9% of our outstanding common shares. A decision by one or more of our Major Shareholders or any other significant shareholder to sell a substantial amount of our common shares could cause the trading price of our common shares to be adversely affected. Furthermore, shareholders may initiate securities class action lawsuits if the market price of our common shares drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management.

These factors, among others, could depress the trading price of our securities. Because we may experience high volatility in our common shares, individuals or entities should not invest in our common shares unless prepared to absorb a significant loss of capital. At any given time, investors may not be able to sell their shares at a price that is acceptable or at all. The market liquidity for our stock is low.

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While a more active trading market may develop in the future, the limited market liquidity for our common shares may affect an investor’s ability to sell at a price that is satisfactory to them or at all.

We do not expect to pay any cash dividends for the foreseeable future.

Investors should not rely on an investment in our common shares to provide dividend income. We do not anticipate that we will pay any cash dividends to holders of our common shares in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our operations. In addition, any future debt financing arrangement may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common shares. Accordingly, investors must rely on sales of their common shares after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common shares.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our common shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover our company downgrade our common shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. In addition, if our operating results fail to meet the forecast of analysts, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common shares could decrease, which might cause our share price and trading volume to decline.

We would not be able to successfully commercialize product candidates, if granted marketing authorization, if we are unable to create sales, marketing, and distribution capabilities or make adequate arrangements with third parties, including entering into collaborations with partners, for such purposes.

In order to commercialize our product candidates, if granted marketing authorization, successfully, we could, on a product-by-product basis, either develop internal sales, marketing, and distribution capabilities or make arrangements with third parties, including entering into collaborations with partners, to perform some or all of these services. We currently have no marketing capabilities and sales force. To the extent that we internally develop a sales force, the cost of establishing and maintaining a sales force would be substantial and may exceed our cost effectiveness. In addition, in marketing our drugs, we would likely compete with many companies that currently have extensive and well-funded marketing and sales operations. Despite marketing and sales efforts, we may be unable to compete successfully against these companies. We may not be able to do so on favorable terms. We could rely on third parties to market and sell our products in certain territories, rather than establishing an internal sales force. When we contract with third parties, including entering into collaborations with partners, for the sale and marketing of our products, revenues depend upon the efforts of these third parties, which may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties for such purposes, our business, financial condition, results of operations and prospects will be materially adversely affected.

We are subject to intense competition for skilled personnel. The loss of key personnel or the inability to attract additional personnel could impair our ability to conduct operations.

We are highly dependent on our management and staff; the loss of whose services might adversely impact our ability to achieve our objectives. Recruiting and retaining qualified management and other

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personnel is critical to our success. Competition for skilled personnel is intense, and the ability to attract and retain qualified personnel may be affected by such competition. We do not maintain “key person” insurance for any of our key personnel.

We are subject to the risk of product liability claims, for which we may not have, or may not be able to obtain, adequate insurance coverage. We may also be and have been in the past subject to legal and administrative proceedings and litigations other than product liability lawsuit, which could materially harm our business and ability to conduct our clinical trials and fund our operations.

Human therapeutic products involve the risk of product liability claims and associated adverse publicity. Currently, our principal risks relate to participants in the clinical trials who may suffer unintended consequences. Claims might be made directly by consumers, patients, healthcare providers, or pharmaceutical companies or others selling or consuming any of our products, if approved. We may not have or be able to obtain or maintain sufficient and affordable insurance coverage, including coverage for potentially very significant legal expenses. Without sufficient coverage, any claim brought against us could have a materially adverse effect on our business, financial condition, results of operations or prospects.

We may also be and have been subject to legal and administrative proceedings and litigations other than product liability lawsuits, including matters such as our ongoing securities litigation, and any unfavorable outcomes in such proceedings could materially harm our business and ability to conduct our clinical trials and fund our operations.

Legislative actions, potential new accounting pronouncements, and higher insurance costs are likely to impact our future financial position or results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue or expense fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future, and we may make, or may be required to make, changes in our accounting policies in the future. Compliance with changing regulations of corporate governance and public disclosure, notably with respect to internal controls over financial reporting, may result in additional expenses. Changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for companies like us, and insurance costs are increasing as a result of this uncertainty.

We may incur losses associated with foreign currency fluctuations.

Effective January 1, 2020, we adopted the United States dollar as our functional and reporting currency. Prior to that date, our functional and reporting currency was the Canadian dollar. Our operations are, in some instances, conducted in currencies other than the U.S. dollar (principally in Canadian dollars) and a portion of our net monetary assets is denominated in other currencies (principally in Canadian dollars). Inflation in the United States may have the effect of increasing the U.S. dollar cost of our operations. If the U.S. dollar declines in value in relation to the Canadian dollar or other currencies, it will become more expensive for us to fund our operations. Similarly, fluctuations in the value of foreign currencies relative to the U.S. dollar could cause us to incur currency exchange losses.

We may incur losses due to adverse decisions by tax authorities.

Our income tax reporting is subject to audit by tax authorities. The effective tax rate may change from year to year based on the mix of income; non-deductible expenses; changes in tax law; and changes in the estimated values of future income tax assets and liabilities. We may enter into transactions and

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arrangements in the ordinary course of business in which the tax treatment is not entirely certain. We must therefore make estimates and judgments in determining our consolidated tax provision. In addition, we apply for numerous tax credits that play an important role in our financial planning and we are not certain that the tax authorities will grant them. The final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the consolidated tax provisions and accruals. This could result in a material effect on our consolidated research tax credits, income tax provision, financial position and the net income/loss for the period in which such determinations are made.

We are subject to taxation in Canada and were subject to taxation in certain foreign jurisdictions prior to the corporate reorganization. Our effective tax rate and tax liability are determined by a number of factors, including the amount of taxable income in particular jurisdictions, the tax rates in these jurisdictions, tax treaties between jurisdictions, the extent to which we transfer funds to and repatriate funds from our subsidiaries and future changes in laws. An adverse interpretation or ruling by one of the taxing authorities in a jurisdiction in which we operate or a change in law could increase our tax liability or result in the imposition of penalty payments, which could adversely impact our operating results.

Our Major Shareholders have influence over our business and corporate matters, including those requiring shareholder approval. This could delay or prevent a change in control. Sales of common shares by our largest shareholders could have an impact on the market price of our common shares.

Power Sustainable Capital Investments Inc. (“PSCI”), a subsidiary of Power Corporation of Canada, and Rocabe Investments Inc., a company in which Mr. Roberto Bellini has a 50% equity interest (“Rocabe” and, together with PSCI, the “Major Shareholders”), together own, directly or indirectly, an aggregate of approximately 8.9% of our outstanding common shares as of the date hereof.

Pursuant to board representation agreements dated April 16, 2009, between us and each of PSCI and a predecessor to Rocabe, each of PSCI and Rocabe is entitled to cause two nominees to be included in the list of management nominees to be proposed for election to the Board of Directors at each shareholders meeting occurring following that date. Despite their rights, each of PSCI and Rocabe has only nominated one candidate. PSCI’s and Rocabe’s right to two nominees each shall terminate on the date each of PSCI, on the one hand, and Rocabe, the FMRC Family Trust (“FMRC”) and 1324286 Alberta Limited, a wholly-owned subsidiary of FMRC, collectively, on the other hand, ceases to beneficially hold at least 7.5% of our issued and outstanding common shares. Therefore, PSCI, FMRC, Rocabe and certain persons related to such entities have the ability to exercise a significant degree of influence over our business and the outcome of various corporate matters, including those requiring shareholder approval. In particular, this concentration of ownership may have the effect of delaying or deferring a change in control of BELLUS Health and may adversely affect the price of our common shares.

If we are a passive foreign investment company, (“PFIC”), for U.S. federal income tax purposes, the consequences to U.S. holders of our common shares may be adverse.

Under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), we will be classified as a PFIC in respect of any taxable year in which either (i) 75% or more of our gross income consists of certain types of “passive income” or (ii) 50% or more of the average quarterly value of our assets is attributable to “passive assets” (assets that produce or are held for the production of passive income). For purposes of these tests, passive income includes dividends, interest, gains from the sale or

51

exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, if we directly or indirectly own at least 25% by value of the shares of another corporation, we will be treated as if we held our proportionate share of the assets and received directly our proportionate share of the income of such other corporation. PFIC status is a factual determination that needs to be made annually after the close of each taxable year, on the basis of the composition of our income, the relative value of our active and passive assets, and our market capitalization. For this purpose, our PFIC status depends in part on the application of complex rules, which may be subject to differing interpretations, relating to the classification of our income and assets. Based on our interpretation of the law, our recent financial statements, and taking into account expectations about our income, assets and activities, we believe that we were a PFIC for the taxable year ended December 31, 2020 and expect that we will be a PFIC for the current taxable year.

If we are a PFIC for any taxable year during which a U.S. holder holds our common shares, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns the common shares, regardless of whether we continue to meet the PFIC test described above, unless the U.S. holder makes a specified election once we cease to be a PFIC. If we are classified as a PFIC for any taxable year during which a U.S. holder holds our common shares, the U.S. holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements. In certain circumstances, a U.S. holder may alleviate some of the adverse tax consequences attributable to PFIC status by making either a “qualified electing fund” (“QEF”) election (subject to the provision of certain information necessary for U.S. holder to make a QEF Election) or a mark- to-market election (if our common shares constitute “marketable” securities under the Code).

We are an emerging growth company and intend to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make our common shares less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (ii) December 31, 2024 (the last day of the fiscal year ending after the fifth anniversary of the date of the completion of the first sales of its common equity pursuant to an effective registration statement under the U.S. Securities Act of 1933, as amended; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; or (iv) the date we qualify as a “large accelerated filer” under the rules of the SEC, which means the market value of our common shares held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter after we have been a reporting company in the United States for at least 12 months. For so long as we remain an emerging growth company, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 (“Section 404”) of the Sarbanes-Oxley Act Sarbanes-Oxley Act (2002), as amended (the “Sarbanes-Oxley Act”).

We may take advantage of some, but not all, of the available exemptions available to emerging growth companies. For example, our auditors have not been engaged to attest on our internal controls over financial reporting. We cannot predict whether investors will find our common shares less attractive if we rely on these exemptions. If some investors find our common shares less attractive as a result,

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there may be a less active trading market for our common shares and our share price may be more volatile.

The COVID-19 pandemic could adversely impact our business and operations, including clinical trials.

In December 2019, a novel strain of coronavirus known as “COVID-19” surfaced in Wuhan, China and rapidly spread to multiple countries around the world. In March 2020, COVID-19 was declared a global pandemic by the World Health Organization.

For example, the Phase 2a RELIEF clinical trial of BLU-5937 for the treatment of RCC was prematurely completed due to the disruptions caused by COVID-19 and particularly the impact of COVID-19 on conducting clinical trial activities and performing site visits. As a result, 13 participants discontinued the trial due to COVID-19 with 52 participants having completed dosing out of 68 randomized participants. Three participants discontinued the trial due to reasons that are not related to COVID-19 nor BLU-5937.

Furthermore, as a result of the COVID-19 pandemic, the extent and length of which is uncertain, we have developed and implemented additional clinical study policies and procedures designed to help protect study participants from the COVID-19 virus while maintaining study integrity and execution such as following public health recommendations at all study sites, remote monitoring of participants and clinical sites, and measures to ensure that data from clinical studies that may be disrupted as a result of the pandemic are collected pursuant to the study protocol and consistent with good clinical practices. Missed scheduled site visits, interruption in study drug supply, or other factors that may result in incomplete data being generated during a study as a result of the pandemic will be adequately documented and justified. Notwithstanding the foregoing, while we have such policies and procedures in place, we cannot ensure that they will be effective and as such, the COVID-19 pandemic could adversely impact our ongoing and future clinical trials, which could adversely impact our business and operations.

Because we are considered an “essential service”, our operations in Quebec have not been subject to mandated business closures and, accordingly, disruptions to our business as a result of COVID-19 have been limited thus far. However, the COVID-19 pandemic continues to rapidly evolve and the extent to which it may impact our business will depend on future developments that are highly uncertain, such as the duration of the pandemic, the emergence of variants of COVID-19, such as the Delta or Omicron variants, travel restrictions and other public health measures, business closures or business disruptions, and the availability and effectiveness of vaccinations and treatments for the disease.

We cannot presently predict the scope and severity of any potential business shutdowns or disruptions related to COVID-19 nor the impact of the vaccines that are now accessible or will be made accessible in Canada, the United States and in other countries, but if we or any of the third parties with whom we engage, including the suppliers, regulators, contract research organizations and other third parties with whom we conduct business, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted. If the COVID-19 pandemic increases in severity and results in expanded or prolonged travel, commercial or other similar restrictions, we could experience supply, logistics or other disruptions, which could have a negative impact on our ability to conduct research and development (including clinical trials) or commercialize products. As a result of the COVID-19 pandemic, we may experience disruptions that could severely impact our business and clinical trials, including:

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●	delays or difficulties enrolling and retaining participants in clinical trials, which may be exacerbated by the fact that coughing, a hallmark of RCC, and taste disturbance, a potential side effect of P2X3 antagonists, are both common COVID-19 symptoms;

●	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical staff and clinical site investigators;

●	interruption of key clinical trial activities, such as clinical trial site data monitoring, or interruption of clinical trial procedures; which may impact the integrity of our clinical data, interim analysis and clinical study endpoints;

●	diversion of healthcare resources at our clinical trial sites, which may cause significant delay in completing clinical trials;

●	limitations on the quality, completeness and interpretability of data we are able to collect from clinical trial sites;

●	interruption or delays in the operations of regulatory authorities, which may in turn impact approval timelines;

●	interruption or delays in the operations of our suppliers of components or raw materials, such as the China-based third-party contract manufacturer that supplies the API for BLU-5937, contract research organizations and other third parties as a result of staffing shortages, production slowdowns or stoppages, or other similar disruptions caused by the pandemic;

●	inability to raise additional capital to finance our business plans on attractive terms due to market conditions and volatility;

●	limitations in resources, including our employees, that may be restricted due to sickness, requirements to avoid contact with large groups of people or limitations on movement or access to our facility as a result of government-imposed “shelter in place” or other reasons affecting access and ability to work;

●	changes in local regulations related to responses to the COVID-19 pandemic may require us to change the way we conduct our ongoing clinical trials, which may result in additional costs or disruptions to our clinical trials; and

●	refusal of the FDA/EMA to accept clinical trial data from clinical trials affected by the COVID-19 pandemic.

Depending on its duration and severity, the COVID-19 pandemic may also have the effect of heightening other risks described in the “Risk Factors” section of this MD&A.

Changes in funding for, or disruptions to the operations of, the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products or take action with respect to other regulatory matters can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept payment of user fees, the availability of personnel and other resources in light of governmental “stay at home” orders in response to the COVID-19 pandemic, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

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Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved, or for other actions to be taken, by relevant government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. Since March 2020, when foreign and domestic inspections of facilities were largely placed on hold, the FDA has been working to resume routine surveillance, bioresearch monitoring and pre-approval inspections on a prioritized basis. Since April 2021, the FDA has conducted limited inspections and employed remote interactive evaluations, using risk management methods, to meet user fee commitments and goal dates. Ongoing travel restrictions and other uncertainties continue to impact oversight operations both domestic and abroad and it is unclear when standard operational levels will resume. The FDA is continuing to complete mission-critical work, prioritize other higher-tiered inspectional needs (e.g., for-cause inspections), and carry out surveillance inspections using risk-based approaches for evaluating public health. Should the FDA determine that an inspection is necessary for approval of a marketing application and an inspection cannot be completed during the review cycle due to restrictions on travel, and the FDA does not determine a remote interactive evaluation to be adequate, the FDA has stated that it generally intends to issue, depending on the circumstances, a complete response letter or defer action on the application until an inspection can be completed. During the COVID-19 public health emergency, a number of companies announced receipt of complete response letters due to the FDA’s inability to complete required inspections for their applications. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities. Additionally, as of May 26, 2021, the FDA noted it is continuing to ensure timely reviews of applications for medical products during the COVID-19 pandemic in line with its user fee performance goals. However, the FDA may not be able to continue its current pace and approval timelines could be extended, including where a pre-approval inspection or an inspection of clinical sites is required and due to the COVID-19 pandemic and travel restrictions the FDA is unable to complete such required inspections during the review period. If a prolonged government shutdown or disruption to the operations of the FDA occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Similarly, a prolonged government shutdown or disruption to the operations of the USPTO could prevent the timely review of our patent applications, which could delay the issuance of any U.S. patents to which we might otherwise be entitled. Future government shutdowns and similar events could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Brexit may continue to create volatility in markets and uncertainty regarding future laws and regulations in the United Kingdom and the rest of Europe.

Our business is subject to risks associated with the exit of the United Kingdom from the European Union, commonly referred to as “Brexit”, following the outcome of the British referendum held on June 23, 2016. On January 31, 2020, under the terms of the agreement on the withdrawal of the United Kingdom and Northern Ireland from the European Union and the European Atomic Energy Community, the United Kingdom withdrew from the European Union, beginning a transition period which ended on December 31, 2020. On December 24, 2020, the United Kingdom and the European Union announced they had entered into a post-Brexit deal on certain aspects of trade and other strategic and political issues. We are currently in the process of evaluating our own risks and uncertainty related to ascertain what financial, trade, regulatory and legal implications this new Brexit trade deal could have on our

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operations, if any. While we have not experienced any direct material financial impact since the 2016 referendum, we cannot predict its future implications. As such, Brexit and its related effects may have a material adverse effect on global economic conditions and or on the stability of global financial markets, and may affect our ability to carry out our plans with respect to the development of BLU-5937, which in turn could have a material adverse effect on our business and financial condition.

Our internal computer systems, or those used by our contractors or consultants, may fail or suffer security breaches.

Despite the implementation of security measures, our internal computer systems, and those of our third parties on which we rely, are vulnerable to damage from computer viruses and unauthorized access, malware, natural disasters, fire, terrorism, war and telecommunication, electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. While we have not experienced any such material system failure or security breach to our knowledge to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed, ongoing or future clinical trials could result in delays in our marketing authorization efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our future product candidates could be delayed.

The biopharmaceutical industry is subject to rapid technological change, which could affect the commercial viability of our products.

The biopharmaceutical industry is subject to rapid and significant technological change. Research, discoveries or inventions by others may result in medical insights or breakthroughs which render our products less competitive or even obsolete. Furthermore, there may be breakthroughs of new biopharmaceutical technologies which may become superior to ours that may result in the loss of our commercial advantage. Our future success will, in part, depend on our ability to, among others:

●	develop or license new technologies that address the changing needs of the medical community; and

●	respond to technological advances and changing industry standards and practices in a cost-effective and timely manner.

Developing technology entails significant technical and business risks and substantial costs. We cannot assure you that we will be able to utilize new technologies effectively or that we will be able to adapt our existing technologies to changing industry standards in a timely or cost-effective manner, or at all. If we are unable to keep up with advancements in technology, our business, financial conditions and results of operations could be materially adversely affected.

We incur increased costs as a result of operating as a public company in the United States and our management will be required to devote substantial time to new compliance initiatives.

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As a public company, particularly after we are no longer an “emerging growth company” as defined under the JOBS Act, we will incur significant legal, accounting and other expenses that we did not incur prior to being listed in the United States. In addition, the Sarbanes-Oxley Act, and rules implemented by the SEC, and Nasdaq, impose various other requirements on public companies, and we will need to spend time and resources to ensure compliance with our reporting obligations under Canadian securities laws, as well as our obligations in the United States.

Pursuant to Section 404, we are required to furnish a report by our management on our internal control over financial reporting (“ICFR”), which, after we are no longer an emerging growth company, must be accompanied by an attestation report on ICFR issued by our independent registered public accounting firm. To achieve compliance with Section 404, we document and evaluate our ICFR, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and to continue to assess and document the adequacy of our ICFR, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented. Despite our efforts, there is a risk that neither us nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our ICFR is effective as required by Section 404. This could result in a determination that there are one or more material weaknesses in our ICFR, which could cause an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities required for public company more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as regulatory and governing bodies provide new guidance. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and divert management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Being a public company in the United States and complying with applicable rules and regulations makes it more expensive for us to obtain director and officer liability insurance. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our Board.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

As a foreign private issuer under applicable U.S. federal securities laws, we are not required to comply with all of the periodic disclosure and current reporting requirements of the U.S. Exchange Act and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell securities

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of BELLUS Health as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the U.S. Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a foreign private issuer, a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of the common shares are owned of record in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use MJDS. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.

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Consolidated Financial Statements of

BELLUS HEALTH INC.

Years ended December 31, 2021 and 2020

(In thousands of United States dollars)

KPMG LLP	Telephone	(514) 840-2100
600 de Maisonneuve Blvd. West	Fax	(514) 840-2187
Suite 1500, Tour KPMG	Internet	www.kpmg.ca
Montréal (Québec) H3A 0A3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of BELLUS Health Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of BELLUS Health Inc. (the "Company") as of December 31, 2021 and 2020, the related consolidated statements of loss and other comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2021 and 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years ended December 31, 2021 and 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 1995.

Montréal, Canada

February 23, 2022

Bellus health INC.

Consolidated Financial Statements

Years ended December 31, 2021 and 2020

Consolidated Financial Statements

bellus health INC.

Consolidated Statements of Financial Position

December 31, 2021, December 31, 2020

(In thousands of United States dollars)

	December 31,	December 31,
	2021	2020
Assets

Current assets:
Cash and cash equivalents (note 4)	$150,078	$48,889
Short-term investments (note 4)	98,728	49,371
Trade and other receivables	369	325
Research tax credit receivable	1,000	724
Prepaid expenses and other assets	8,029	3,005
Total current assets	258,204	102,314

Non-current assets:
Right-of-use asset (note 5)	853	501
Other assets	218	198
Deferred tax asset (note 11)	220	—
In-process research and development asset (note 6)	50,100	50,100
Total non-current assets	51,391	50,799
Total Assets	$309,595	$153,113

Liabilities and Shareholders' Equity

Current liabilities:
Trade and other payables (note 7)	$16,674	$5,495
Current income tax liabilities (note 11)	21	—
Lease liability (note 5)	254	156
Total current liabilities	16,949	5,651

Non-current liabilities:
Lease liability (note 5)	617	347
Total non-current liabilities	617	347
Total Liabilities	17,566	5,998

Shareholders' equity:
Share capital (note 8 (a))	799,391	575,286
Other equity (notes 8 (b) (i) and (ii))	37,664	31,360
Deficit	(554,324)	(468,829)
Accumulated other comprehensive income	9,298	9,298
Total Shareholders’ Equity	292,029	147,115
Commitments and contingencies (note 13)
Total Liabilities and Shareholders’ Equity	$309,595	$153,113

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors by:

(Signed) Pierre Larochelle	(Signed) Franklin M. Berger
Director	Director

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bellus health INC.

Consolidated Statements of Loss and Other Comprehensive Loss

Years ended December 31, 2021 and 2020

(in thousands of United States, except per share data)

	Year ended	Year ended
	December 31,	December 31,
	2021	2020
Revenues	$16	$15

Expenses:
Research and development	59,791	23,729
Research tax credits	(754)	(507)
	59,037	23,222

General and administrative	14,263	9,735
Total operating expenses	73,300	32,957
Loss from operating activities	(73,284)	(32,942)
Finance income	1,916	1,224
Finance costs	(55)	(39)
Net finance income (note 10)	1,861	1,185
Loss before income taxes	(71,423)	(31,757)
Income taxes (note 11)	(199)	—
Net loss and total comprehensive loss for the year	$(71,224)	$(31,757)

Loss per share (note 12)
Basic and diluted	$(0.90)	$(0.54)

See accompanying notes to consolidated financial statements.

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bellus health INC.

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31, 2021 and 2020

(in thousands of United States dollars)

				Accumulated
				other
	Share	Other		comprehensive
	capital	equity	Deficit	income	Total
	(note 8 (a))
Balance, December 31, 2020	$575,286	$31,360	$(468,829)	$9,298	$147,115

Net loss and total comprehensive loss for the year	—	—	(71,224)	—	(71,224)

Transactions with shareholders, recorded directly in shareholders’ equity:

Issued in connection with the 2021 Offering (note 8 (a))	224,000	—	(14,271)	—	209,729

Stock-based compensation (note 8 (b) (i))	—	6,353	—	—	6,353

Issued upon stock options exercise (note 8 (b) (i))	105	(49)	—	—	56

Balance, December 31, 2021	$799,391	$37,664	$(554,324)	$9,298	$292,029

				Accumulated
				other
	Share	Other		comprehensive
	capital	equity	Deficit	income	Total
	(note 8 (a))
Balance, December 31, 2019	$486,401	$26,858	$(433,818)	$9,298	$88,739

Net loss and total comprehensive loss for the year	—	—	(31,757)	—	(31,757)

Transactions with shareholders, recorded directly in shareholders’ equity:

Issued in consideration for acquisition of remaining BLU-5937 Assets (note 6)	47,749	—	(301)	—	47,448

Issued in connection with the 2020 Offering (note 8 (a))	40,250	—	(2,953)	—	37,297

Stock-based compensation (note 8 (b) (i))	—	4,791	—	—	4,791
Issued upon stock options exercise (note 8 (b) (i))	334	(158)	—	—	176
Issued upon broker warrants exercise (note 8 (b) (ii))	552	(131)	—	—	421

Balance, December 31, 2020	$575,286	$31,360	$(468,829)	$9,298	$147,115

See accompanying notes to consolidated financial statements.

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bellus health INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2021 and 2020

(in thousands of United States)

	Year ended	Year ended
	December 31,	December 31,
	2021	2020
Cash flows from (used in) operating activities:
Net loss for the year	$(71,224)	$(31,757)
Adjustments for:
Depreciation (note 5)	193	179
Stock-based compensation	6,353	4,791
Loss on lease modification	—	4
Net finance income	(1,861)	(1,185)
Other items	21	(76)
Changes in operating assets and liabilities
Trade and other receivables	(50)	(84)
Research tax credits receivable	(265)	306
Prepaid expenses and other assets	(4,441)	(60)
Deferred tax asset	(220)	—
Trade and other payables	10,258	(1,863)
Current income tax liabilities	21	—
	(61,215)	(29,745)

Cash flows from (used in) financing activities:
Issuance of common shares through 2021 Offering, net of share issue costs	210,466	—
Issuance of common shares through 2020 Offering, net of share issue costs	—	37,297
Share issue costs related to issuance of common shares to finance acquisition of in-process research and development asset (note 6)	—	(301)
Issuance of common shares upon stock options exercise	56	176
Issuance of common shares upon broker warrants exercise	—	421
Deferred financing costs	(431)	(49)
Lease liability – principal repayments	(209)	(187)
Interest paid	(26)	(22)
	209,856	37,335

Cash flows from (used in) investing activities:
Purchases of short-term investments	(97,887)	(51,090)
Sales of short-term investments	49,389	72,771
Acquisition of in-process research and development asset, including transaction costs (note 6)	—	(535)
Interest received	270	1,355
	(48,228)	22,501
Net increase in cash and cash equivalents	100,413	30,091

Cash and cash equivalents, beginning of year	48,889	18,688
Effect of foreign exchange on cash and cash equivalents	776	110

Cash and cash equivalents, end of year	$150,078	$48,889

Supplemental cash flow disclosure:
Non-cash transactions:
Issuance of common shares in consideration for acquisition of remaining BLU-5937 Assets (note 6)	$—	$47,749
Share issue costs related to equity offerings, in Trade and other payables	737	—
Deferred financing costs, in Trade and other payables	142	420
Ascribed value related to issuance of common shares upon stock options exercise (note 8 (b) (i))	49	158
Ascribed value related to issuance of common shares upon broker warrants exercise (note 8 (b) (ii))	—	131
Value of DSUs in prepaid expenses and other assets (note 8 (b) (iii))	103	73

See accompanying notes to consolidated financial statements.

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bellus health INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(in thousands of United States, except per share data, unless otherwise noted)

1.     Reporting entity:

BELLUS Health Inc. (“BELLUS Health” or the “Company”) is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment! of refractory chronic cough (“RCC”) and other cough hypersensitivity indications. The Company's product candidate, BLU-5937, is a highly selective P2X3 antagonist in development for RCC and other cough hypersensitivity indications. The Company is domiciled in Canada. The address of the Company’s registered office is 275 Armand-Frappier Blvd., Laval, Quebec, Canada H7V 4A7. BELLUS Health’s common shares trade on the Nasdaq Capital Market (“Nasdaq”) and on the Toronto Stock Exchange (“TSX”) both under the symbol BLU.

The Company is subject to a number of risks, including risks associated with the conduct of its product candidate’s development programs and results, the establishment of strategic alliances and the successful development of new product candidates and their marketing. The Company has incurred significant operating losses and negative cash flows from operations since inception. To date, the Company has financed its operations primarily through public offerings of common shares, private placements, the issuance of convertible notes, asset sales and the proceeds from research tax credits, and will require additional financing in the future. The ability of the Company to ultimately achieve future profitable operations is dependent upon the successful development of its product candidates obtaining regulatory approval in various jurisdictions and successful sale or commercialization of the Company’s products and technologies, which is dependent on a number of factors outside of the Company’s control.

2.     Basis of preparation:

(a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements for the year ended December 31, 2021 were approved by the Board of Directors on February 23, 2022.

The financial statements have been prepared on an historical cost basis, except for certain of the Company’s accounting policies and disclosures that require the determination of fair value, namely:

•	Liabilities related to cash-settled share-based arrangements and stock-based compensation, which are measured at fair value on grant date pursuant to IFRS 2, Share-based payments.

•	Lease liabilities, which are initially measured at the present value of minimum lease payments.

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bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2021 and 2020

(in thousands of United States, except per share data, unless otherwise noted)

2.     Basis of preparation (continued):

(b)	Basis of measurement:

In establishing the fair value, the Company uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.

•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

(c)	Functional and presentation currency:

Items included in the consolidated financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (the functional currency). These consolidated financial statements are presented in US dollars, which is the Company’s functional and presentation currency for all years presented.

(d)	Use of estimates and judgments:

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The reported amounts and note disclosures reflect management’s best estimate of the most probable set of economic conditions and planned course of actions. Actual results may differ from these estimates.

A critical judgment in applying accounting policies that has the most significant effect on the amounts recognized in the consolidated financial statements relates to the use of the going concern basis of preparation of the financial statements. At the end of each reporting period, management assesses the basis of preparation of the financial statements. These financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

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bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2021 and 2020

(in thousands of United States, except per share data, unless otherwise noted)

2.     Basis of preparation (continued):

(d)	Use of estimates and judgments (continued):

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment is included within the following notes and is described below:

(i)	Estimation of accrued expenses:

As part of the process of preparing its financial statements, the Company is required to estimate its accrued expenses. This process involves reviewing open contracts and purchase orders, communicating with personnel and service providers to identify services that have been performed on the Company’s behalf and estimating the level of service performed and the associated cost incurred for the service when the Company has not yet been invoiced or otherwise notified of the actual cost.

For research and development activities, the majority of service providers invoice the Company in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advanced payments. There may also be instances in which payments to the service providers will exceed the level of services provided and result in a prepayment of the expense.

The Company estimates its accrued expenses and prepaid expenses as of each statement of financial position date in its financial statements based on facts and circumstances known at that time.

(ii)	Estimating the cost of the in-process research and development (“IPR&D”) asset using the fair value of the issued share-based consideration related to the remaining BLU-5937 Assets the Company acquired in March 2020 (refer to note 6).

(iii)	Estimating the recoverable amount of the in-process research and development asset related to BLU-5937 for the purpose of the annual impairment test (note 6).

Other areas requiring the use of management estimates and judgements include assessing the recoverability of research tax credits as well as estimating the initial fair value of equity-classified stock-based compensation. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they are made and in future periods affected.

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bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2021 and 2020

(in thousands of United States, except per share data, unless otherwise noted)

2.     Basis of preparation (continued):

(e)   COVID-19 pandemic:

The COVID-19 pandemic continues to cause significant financial market and social disruption. The Company cannot presently predict the scope and severity of any potential business shutdowns or disruptions related to COVID-19, the impact of any new variants nor the impact of the vaccines that are now accessible. If the Company or any of the third parties with whom it engages, were to experience shutdowns or other business disruptions due to the pandemic, its ability to conduct its business in the manner and on the timelines presently planned could be materially and negatively impacted. The Company will continue to monitor developments of the pandemic and continuously assess its potential further impact on its operations to prevent any disruptions to the conduct of its business and clinical trials. In the event of a prolonged continuation of the pandemic, it is not clear what the potential impact may be on the Company's business, financial position and financial performance.

3.     Significant accounting policies:

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements.

(a)   Basis of consolidation:

These consolidated financial statements include the accounts of BELLUS Health Inc. and its subsidiaries.

Subsidiaries are entities controlled by BELLUS Health Inc. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions have been eliminated on consolidation.

(b)   Cash, cash equivalents and short-term investments:

The Company considers all investments with maturities of three months or less at inception, that are highly liquid and readily convertible into cash, to be cash equivalents. Investments with maturities greater than three months and less than one year are presented as short-term investments in the consolidated statement of financial position.

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bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2021 and 2020

(in thousands of United States, except per share data, unless otherwise noted)

3.     Significant accounting policies (continued):

(c)   Revenue recognition:

Revenue from contracts with customers is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. A company recognizes revenue when it transfers control of a product or service to a customer. The Company does not have any revenue from contracts with customers.

Revenue from other contracts may be derived from development and other services provided by the Company. Revenue from contracted services is recognized over time as the contracted services are performed.

Consideration received from other contracts may also include amounts received as licensing fees, costs reimbursements, sales-based royalty payments, upfront payments and regulatory and sales-based milestone payments for specific achievements. Revenue is recognized in income only when conditions and events under the contract have been met or occurred and it is probable that the Company will collect the consideration to which it is entitled.

(d)   Research and development:

Research and development costs consist of direct and indirect expenditures, including a reasonable allocation of overhead expenses, associated with the Company's development programs. Overhead expenses comprise general and administrative support provided to the development programs and involve costs associated with support activities.

Research expenditures undertaken with the prospect of gaining new scientific or technical knowledge are expensed as incurred. Development expenditures are deferred when they meet the criteria for capitalization in accordance with IFRS, and the future benefits could be regarded as being reasonably certain. The criteria to be fulfilled in order to capitalize development costs are if such costs can be measured reliably, if the product or process is technically and commercially feasible, if future economic benefits are probable and if the Company intends to and has sufficient resources to complete the development and to use or sell the asset. As at December 31, 2021 and 2020, no development costs were deferred.

(e)	In-process research and development asset:

The in-process research and development (“IPR&D”) asset acquired by the Company in 2017 is accounted for as an indefinite-lived intangible asset until the project is completed or abandoned, at which point it will be amortized or impaired, respectively. In March 2020, the IPR&D asset’s carrying value increased for the additional portion acquired by the Company at that time (refer to note 6). The acquisition cost of this additional portion of the IPR&D asset was estimated using the fair value of the issued share-based consideration paid. Subsequent research and development costs associated with the IPR&D asset are accounted for consistent with the research and development policy in note 3 (d).

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bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2021 and 2020

(in thousands of United States, except per share data, unless otherwise noted)

3.    Significant accounting policies (continued):

(e)	In-process research and development asset:

The Company assesses at each reporting date whether there is an indication that the asset may be impaired. Irrespective of whether there is any indication of impairment, the IPR&D asset is tested for impairment annually by comparing its carrying amount with its recoverable amount.

The asset’s recoverable amount is the greater of its fair value less costs to sell and its value in use. If the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount immediately. Impairment losses are recognized in income. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, had no impairment loss been recognized for the asset in prior years.

(f)   Government assistance:

Government assistance, consisting of research tax credits, is recorded as a reduction of the related expense. Research tax credits are recognized when management determines that there is reasonable assurance that the tax credits will be received. Research tax credits claimed for the current and prior years are subject to government review and approval which could result in adjustments to amounts recognized by the Company. Adjustments from tax authorities, if any, would be recognized in the period of revision.

(g)	Foreign exchange:

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at historical cost are translated using the exchange rate at the date of the transaction. Income and expenses denominated in foreign currencies are translated at exchange rates in effect at the transaction date. Translation gains and losses are recognized in income.

72

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2021 and 2020

(in thousands of United States, except per share data, unless otherwise noted)

3.     Significant accounting policies (continued):

(h)   Income taxes:

Deferred tax is recognized for temporary differences between the financial reporting bases and the income tax bases of the Company’s assets and liabilities and is recorded using the substantively enacted tax rates anticipated to be in effect when the tax differences are expected to reverse. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(i)    Provisions:

A provision is recognized if, as a result of a past event, the Company has a present, legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

(j)     Leases:

The Company is a lessee for a number of leases. At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices. However, for its leases of property, the Company has elected not to separate non-lease components and accounts for the lease and non-lease components as a single lease component.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability. The right-of-use asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the asset or the end of the lease term.

73

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2021 and 2020

(in thousands of United States, except per share data, unless otherwise noted)

3.     Significant accounting policies (continued):

(j)     Leases (continued):

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payment made (measured at amortised cost using the effective interest method). It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

(k)	Earnings per share:

Basic earnings per share are determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed in a manner consistent with basic earnings per share, except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of dilutive stock options and broker warrants. The number of additional shares is calculated by assuming that outstanding stock options and broker warrants were exercised, and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

(l)	Employee benefits:

(i)	Short-term employee benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

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bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2021 and 2020

(in thousands of United States, except per share data, unless otherwise noted)

3.     Significant accounting policies (continued):

(l)	Employee benefits (continued):

(ii)	Share-based payment arrangements:

The Company follows the fair value-based method to account for stock options granted to employees, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period with a corresponding increase to equity. For the stock options with graded vesting, the fair value of each tranche is recognized over its respective vesting period. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service conditions at the vesting date.

When stock options are exercised, the Company issues new shares. The proceeds received, together with the related portion previously recorded in other equity, are credited to share capital.

The Company also grants Deferred Share Units (“DSU”) as compensation for directors and designated employees. Upon termination of service, DSU participants are entitled to receive for each DSU credited to their account the payment in cash on the date of settlement based on the value of a BELLUS Health common share. For DSUs, compensation cost is measured based on the market price of the Company's common shares from the date of grant through to the settlement date. Any changes in the market value of the Company's common shares through to the settlement date result in a change to the measure of compensation cost for those awards and are recorded in income in the same line item as stock-based compensation expense.

(m)	Financial instruments:

The Company measures its financial instruments as follows:

Financial assets and Financial liabilities

(i)	Recognition and initial measurement:

Trade receivables are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

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bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2021 and 2020

(in thousands of United States, except per share data, unless otherwise noted)

3.     Significant accounting policies (continued):

(m)	Financial instruments (continued):

Financial assets and Financial liabilities (continued)

(ii)	Classification and subsequent measurement:

Financial assets - Classification:

On initial recognition, a financial asset is classified as measured at amortized cost, fair value through other comprehensive income (“FVOCI”) – debt investment, FVOCI – equity investment or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both the following conditions and is not designated as at FVTPL: it is held within a business model whose objective is to hold assets to collect contractual cash flows; and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as FVTPL: it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest in the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment by investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets - Subsequent measurement and gains and losses:

Financial assets at amortized cost are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in income. Any gain or loss on derecognition is recognized in income.

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bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2021 and 2020

(in thousands of United States, except per share data, unless otherwise noted)

3.     Significant accounting policies (continued):

(m)	Financial instruments (continued):

Financial assets and Financial liabilities (continued)

(ii)	Classification and subsequent measurement (continued):

Financial assets - Subsequent measurement and gains and losses (continued):

Debt investments at FVOCI are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in income. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to income.

Equity investments at FVOCI are subsequently measured at fair value. Dividends are recognized as income in income unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to income.

Financial assets at FVTPL are subsequently measured at fair value. Net gains and losses are recognized in income.

Financial liabilities - Classification:

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition.

Financial liabilities - Subsequent measurement and gains and losses:

Financial liabilities at FVTPL are subsequently measured at fair value and net gains and losses, including any interest expense, are recognized in income. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in income. Any gain or loss on derecognition is also recognized in income.

Cash, cash equivalents and short-term investments, trade receivables, amounts receivable under license agreements and other receivables are measured at amortized cost.

Trade and other payables are measured at amortized cost.

Share capital

Common shares that are not redeemable or are redeemable only at the Company’s option are classified as equity. Incremental costs directly attributable to the issue of equity-classified shares are recognized as a deduction from the deficit, net of any tax effects.

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bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2021 and 2020

(in thousands of United States, except per share data, unless otherwise noted)

4.	Cash, cash equivalents and short-term investments:

Cash, cash equivalents and short-term investments consist of cash balances with banks and short-term investments:

	December 31,	December 31,
	2021	2020
Cash balances with banks	$31,841	$5,734
Short-term investments with initial maturities of three months or less or that can be withdrawn on demand:
Savings accounts and term deposits, yielding interest at 0.15% to 0.73% as at December 31, 2021 (December 31, 2020 – 0.20% to 0.45%)	118,237	43,155
Cash and cash equivalents	150,078	48,889

Short-term investments with initial maturities greater than three months:
Term deposits, nil as at December 31, 2021 (December 31, 2020 – yielding interest at 0.23% to 0.55%)	—	20,021
Term deposits issued in CAD (CAD $34,007), yielding interest at 0.45% to 1.10% as at December 31, 2021 (December 31, 2020 – (CAD $5,529), 0.85% to 1.27%)	26,906	4,341
Bearer deposit notes, yielding interest at 0.40% as at December 31, 2021 (December 31, 2020 – 0.16% to 0.22%)	37,003	25,009
Bearer deposit notes issued in CAD (CAD $44,008), yielding interest at 0.80% to 0.85% as at December 31, 2021	34,819	—
Short-term investments	98,728	49,371
Cash, cash equivalents and short-term investments	$248,806	$98,260

78

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2021 and 2020

(in thousands of United States, except per share data, unless otherwise noted)

5.	Right-of-use asset and lease liability:

BELLUS Health Inc.’s leases are mainly real estate leases for office space.

The Company leases office space in Laval, Quebec, Canada. On November 16, 2021, the lease was amended for the expansion of the leased office space, and for the extension of the initial lease term through December 31, 2024 (previous expiry date on September 30, 2023).

Right-of-use asset:

Carrying
value
Cost:
Balance as at December 31, 2019	$326
Additions to right-of-use asset	535
Derecognition due to lease modification	(59)
Balance as at December 31, 2020	802
Additions to right-of-use asset	545
Balance as at December 31, 2021	$1,347

Accumulated amortization:
Balance as at December 31, 2019	$(122)
Depreciation	(179)
Balance as at December 31, 2020	(301)
Depreciation	(193)
Balance as at December 31, 2021	$(494)

Net carrying value:
Balance as at December 31, 2020	$501
Balance as at December 31, 2021	853

79

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2021 and 2020

(in thousands of United States, except per share data, unless otherwise noted)

5.	Right-of-use asset and lease liability (continued):

Lease liability:

Carrying
value
Balance as at December 31, 2019	$188
Additions to lease liability	535
Derecognition due to lease modification	(55)
Interest expense	17
Principal repayment	(187)
Foreign exchange loss	5
Balance as at December 31, 2020	$503
Current portion of lease liability	156
Non-current portion of lease liability	$347

Balance as at December 31, 2020	$503
Addition to lease liability	545
Interest expense	29
Principal repayment	(209)
Foreign exchange loss	3
Balance as at December 31, 2021	$871
Current portion of lease liability	254
Non-current portion of lease liability	$617

The remaining life of the Company’s property lease as of December 31, 2021 is 3.0 years.

Lease payments under the Amended Lease were discounted using an incremental borrowing rate of 3.5%. Lease payments under the previous lease were discounted using an incremental borrowing rate of 5%.

Minimum annual payments under the non-cancelable leases, undiscounted, are as follows:

Years ending December 31,
2022	$289
2023	321
2024	325
$935

80

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2021 and 2020

(in thousands of United States, except per share data, unless otherwise noted)

6.	In-process research and development asset:

As at December 31, 2021 and 2020, the aggregate carrying value of the in process research and development (“IPR&D”) asset related to BLU-5937 amounted to $50,100. The IPR&D asset related to BLU-5937 is accounted for as an indefinite-life intangible asset until the project, currently in its clinical phase, is completed or abandoned, at which point it will be amortized or impaired, respectively.

BELLUS Health acquired the initial IPR&D asset related to BLU-5937 in February 2017 from the NEOMED Institute (“NEOMED”) in the form of an exclusive worldwide license to develop and commercialize BLU-5937 (the “February 2017 License Agreement”).

On March 25, 2020, the Company closed an asset purchase and sale agreement to acquire all of the remaining BLU-5937 and related P2X3 antagonists intellectual property assets (the “BLU-5937 Assets”) from adMare BioInnovations’ NEOMED Institute (“adMare”), which is accounted for as an acquisition of assets. The February 2017 License Agreement was terminated as part of this transaction. The Company no longer has any obligations to adMare, or any other third party, in respect to milestones or tiered royalty obligations and revenue share that would have been otherwise owed to adMare under and subject to the February 2017 License Agreement. No amount was payable under this agreement prior to its termination.

In consideration of the foregoing, the Company issued to adMare and AstraZeneca AB (“AstraZeneca”) an aggregate of 4,770,000 BELLUS Health common shares from treasury, having an aggregate fair value of $47,749 at the date of the closing of the transaction, calculated using the average of the BELLUS Health’s March 25, 2020 opening and closing share price, plus a cash consideration paid to adMare of $352 (CAD $500). AstraZeneca assigned the BLU-5937 Assets to adMare in 2012.

The total consideration paid for the IPR&D asset related to the remaining BLU-5937 Assets was $48,284, consisting of the shares issued and cash paid referred to above, as well as transaction costs in relation to the acquisition of $183. Transactions costs in relation to the share issuance amounted to $301 and have been charged to the deficit. This acquisition was accounted for as a non-employee share-based payment transaction and measured using the consideration transferred by the Company. As a result of the transaction, the IPR&D asset’s carrying value was increased for the additional portion acquired by the Company.

As at December 31, 2021 and 2020, the carrying amount of the IPR&D asset related to BLU-5937 did not exceed its estimated recoverable amount. The Company assesses at each reporting date whether there is an indication that the asset may be impaired. The recoverability of this asset is dependent on successfully developing this project and achieving the expected future revenues from commercialization.

81

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2021 and 2020

(in thousands of United States, except per share data, unless otherwise noted)

7.	Trade and other payables:

Trade and other payables consist of:

	December 31,	December 31,
	2021	2020
Trade payables	$2,857	$648
Other accrued liabilities	11,314	4,086
DSU liability (note 8 (b) (iii))	2,503	761
	$16,674	$5,495

8.	Shareholders’ equity:

(a)	Share capital:

The authorized share capital of the Company consists of:

•	an unlimited number of voting common shares with no par value; and

•	an unlimited number of non-voting preferred shares, issuable in one or more series, with no par value.

Changes in issued and outstanding common shares for the years ended December 31, 2021 and 2020 were as follows:

	Number	Dollars
Balance, December 31, 2020	78,337,361	$575,286
Issued in connection with the 2021 Offering (note 8 (a) (i))	28,000,000	224,000
Issued upon stock options exercise (note 8 (b) (i))	53,000	105
Balance, December 31, 2021	106,390,361	$799,391

	Number	Dollars
Balance, December 31, 2019	55,378,660	$486,401
Issued in consideration for acquisition of remaining BLU-5937 Assets (note 6)	4,770,000	47,749
Issued in connection with the 2020 Offering (note 8 (a) (ii))	17,888,889	40,250
Issued upon stock options exercise (note 8 (b) (i))	128,222	334
Issued upon broker warrants exercise (note 8 (b) (ii))	171,590	552
Balance, December 31, 2020	78,337,361	$575,286

82

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2021 and 2020

(in thousands of United States, except per share data, unless otherwise noted)

8.	Shareholders’ equity (continued):

(a)	Share capital (continued):

(i)	On December 17, 2021, the Company closed an equity offering, issuing 25,000,000 common shares from treasury at a price of $8.00 per share for gross proceeds of $200,000, and on December 29, 2021, the underwriters of the equity offering partially exercised their over-allotment option to purchase additional common shares of the Company, resulting in the issuance of an additional 3,000,000 common shares from treasury at a price of $8.00 per share, for additional gross proceeds of $24,000 (together, the “2021 Offering”). Share issue costs of $14,271, comprised mainly of underwriters’ commission, legal, professional and filing fees, have been charged to the deficit.

(ii)	On October 22, 2020, the Company closed an equity offering, issuing a total of 17,888,889 common shares from treasury at a price of $2.25 per share for gross proceeds of $40,250 including the exercise in full of the underwriters’ option to purchase 2,333,333 common shares (the “2020 Offering”). Share issue costs of $2,953, comprised mainly of underwriters’ commission, legal, professional and filing fees, have been charged to the deficit.

“At-the-market” sales agreement

On December 23, 2020, the Company entered into an “at-the-market” (ATM) sales agreement (the “Sales Agreement”) with Jefferies LLC ("Jefferies") pursuant to which the Company may from time to time sell through at-the-market distributions with Jefferies acting as sales agent (the “Agent”) its common shares for aggregate gross proceeds of up to $50,000, including sales made directly on the Nasdaq or on any other existing trading market for the common shares in the United States. No common shares will be offered or sold in Canada. The common shares would be issued at market prices prevailing at the time of the sale and, as a result, prices may vary between purchasers and during the period of distribution. The ATM has a 2-year term and requires the Company to pay to the Agent a commission of up to 3.0% of the gross proceeds of any common shares sold. Subject to the terms and conditions of the Sales Agreement, the Agent will use its commercially reasonable efforts to sell the common shares from time to time, based upon the Company’s instructions. The Company has no obligation to sell any of the common shares and may at any time suspend sales under the Sales Agreement. The Company and the Agent may terminate the Sales Agreement in accordance with its terms. Under the terms of the Sales Agreement, the Company has provided the Agent with customary indemnification rights.

During the year ended December 31, 2021 and 2020, no common shares were sold under the ATM program. As at December 31, 2021, total costs incurred to register the Sales Agreement, amounting to $390 (December 31, 2020 - $380), are recorded as deferred financing costs and classified as prepaids and other assets in the consolidated statement of financial position. Under an ATM program, proportional costs for commission, legal and costs related to common shares sold are reclassified from deferred financing costs to deficit upon share issuance.

83

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2021 and 2020

(in thousands of United States, except per share data, unless otherwise noted)

8.	Shareholders’ equity (continued):

(b)	Share-based payment arrangements:

(i)	Stock Option Plan:

Under its stock option plan, the Company may grant options to purchase common shares to directors, officers, employees and consultants of the Company (the “Stock Option Plan”). The number of common shares subject to each stock option, the vesting period, the expiration date and other terms and conditions related to each stock option are determined and approved by the Board of Directors. In general, stock options vest over a period of up to five years and are exercisable over a period of 10 years from the grant date. The aggregate number of common shares reserved for issuance under this plan shall not exceed 12.5% of the total issued and outstanding common shares of the Company from time to time. The aggregate number of common shares reserved for issuance at any time to any optionee shall not exceed 5% of the issued and outstanding common shares of the Company. The aggregate number of common shares issuable or reserved for issuance to insiders of the Company under this plan and any other share compensation arrangement of the Company cannot at any time exceed 10% of the issued and outstanding common shares of the Company. The option price per share is equal to the weighted average trading price of common shares for the five days preceding the date of grant during which the common shares were traded on the TSX or the Nasdaq.

Changes in outstanding stock options issued under the Stock Option Plan for the years ended December 31, 2021 and 2020 were as follows:

	Number	Weighted average exercise price (1)
Balance, December 31, 2020	6,288,166	$3.80
Granted (2) (3) (4) (5) (6)	1,708,000	$4.60
Exercised	(53,000)	$1.06
Forfeited	(168,333)	$6.34
Balance, December 31, 2021	7,774,833	$3.94

	Number	Weighted average exercise price (1)
Balance, December 31, 2019	4,726,943	$2.26
Granted (7) (8) (9) (10) (11)	1,805,000	$7.74
Exercised	(128,222)	$1.51
Forfeited	(115,555)	$6.27
Balance, December 31, 2020	6,288,166	$3.78

84

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2021 and 2020

(in thousands of United States, except per share data, unless otherwise noted)

8.	Shareholders’ equity (continued):

(b)	Share-based payment arrangements (continued):

(i)	Stock Option Plan (continued):

(1)	USD equivalent of stock options granted in CAD is presented at the closing rate of the corresponding year.
(2)	1,408,000 stock options were granted on February 25, 2021, having an exercise price of $4.36; 1,171,000 stock options granted to key management personnel and 237,000 granted to other employees.
(3)	50,000 stock options were granted to key management personnel on March 30, 2021, having an exercise price of $3.83.
(4)	50,000 stock options were granted to other employees on May 10, 2021, having an exercise price of $3.92.
(5)	20,000 stock options were granted to other employees on August 11, 2021, having an exercise price of $3.10.
(6)	180,000 stock options were granted to other employees on November 10, 2021, having an exercise price of $7.04.
(7)	1,010,000 stock options were granted on April 1, 2020, having an exercise price of $10.92 (CAD $13.91); 750,000 stock options granted to key management personnel and 260,000 granted to other employees.
(8)	65,000 stock options were granted to other employees on May 14, 2020, having an exercise price of $11.56 (CAD $14.72).
(9)	85,000 stock options were granted to other employees on August 12, 2020, having an exercise price of $2.81 (CAD $3.58).
(10)	185,000 stock options were granted to other employees on November 11, 2020, having an exercise price of $2.47 (CAD $3.14).
(11)	460,000 stock options were granted on December 14, 2020, having an exercise price of $3.24 (CAD $4.12); 390,000 stock options granted to key management personnel and 70,000 granted to other employees.

85

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2021 and 2020

(in thousands of United States, except per share data, unless otherwise noted)

8.	Shareholders’ equity (continued):

(b)	Share-based payment arrangements (continued):

(i)	Stock Option Plan (continued):

The following table summarizes information about stock options outstanding and exercisable as at December 31, 2021:

	Options outstanding		Options exercisable
		Weighted
		average years
Exercise price/share	Number	To expiration	Number
Stock options granted in USD
$3.10	20,000	9.6	—
$3.83	50,000	9.2	—
$3.92	50,000	9.4	—
$4.36	1,388,000	9.2	—
$7.04	180,000	9.2	—

Stock options granted in CAD (1)
$0.85 (CAD $1.08)	678,333	5.3	534,722
$1.00 (CAD $1.26)	1,127,779	6.1	670,001
$1.20 (CAD $1.51)	41,667	5.9	33,334
$1.42 (CAD $1.80)	1,069,889	0.6	1,069,889
$1.62 (CAD $2.05)	41,667	6.5	25,000
$2.48 (CAD $3.14)	181,000	8.9	33,000
$2.83 (CAD $3.58)	30,000	8.6	6,000
$2.99 (CAD $3.78)	5,667	0.6	5,667
$3.19 (CAD $4.03)	28,611	4.2	28,611
$3.26 (CAD $4.12)	420,000	9.0	84,000
$3.45 (CAD $4.36)	974,998	7.1	386,666
$6.64 (CAD $8.39)	512,222	7.9	204,889
$11.01 (CAD $13.91)	910,000	8.3	182,000
$11.65 (CAD $14.72)	65,000	8.4	13,000
	7,774,833	6.7	3,276,779

(1)	USD equivalent of stock options granted in CAD is presented at the closing rate.

Stock-based compensation:

For the year ended December 31, 2021, the Company recorded a stock-based compensation expense related to stock options granted under the stock option plan in the amount of $6,353 in the consolidated statement of loss and other comprehensive loss; from this amount, $2,333 is presented in Research and development expenses and $4,020 is presented in General and administrative expenses (2020 – $4,791, $1,939 presented in Research and development expenses and $2,852 presented in General and administrative expenses).

86

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2021 and 2020

(in thousands of United States, except per share data, unless otherwise noted)

8.	Shareholders’ equity (continued):

(b)	Share-based payment arrangements (continued):

(i)	Stock Option Plan (continued):

Stock-based compensation (continued):

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes pricing model. Expected volatility is estimated by considering historic average share price volatility for a period commensurate with the expected life.

The weighted average assumptions for stock options granted during the years ended December 31, 2021 and 2020 were as follows:

	2021	2020 (1)
Weighted average fair value of stock options at grant date	$3.60	$5.68 (CAD $7.93)
Weighted average share price	$4.60	$7.06 (CAD $9.85)
Weighted average exercise price	$4.60	$7.06 (CAD $9.85)
Risk-free interest rate	1.00%	0.55%
Expected volatility	111%	104%
Expected life in years	7	7
Expected dividend yield	Nil	Nil

(1)	USD equivalent is presented at the historical rate.

Dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

(ii)	Broker warrants:

In connection with the Company’s equity offering in December 2018 (the “2018 Offering”), the Company issued broker warrants exercisable for common shares, which entitled the holders to buy one common share at a price of $2.70 (CDN$3.42) per share for a period of 18 months from the closing of the 2018 Offering. In 2020, the remaining 171,590 broker warrants were exercised for proceeds of $131. As at December 31, 2020, there were no more broker warrants outstanding.

87

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2021 and 2020

(in thousands of United States, except per share data, unless otherwise noted)

8.	Shareholders’ equity (continued):

(b)	Share-based payment arrangements (continued):

(iii)	Deferred share unit (DSU) plan:

The Company has a deferred share unit (“DSU”) plan for employees and members of the Board of Directors created to afford the Company the flexibility to offer DSUs as an alternative to cash compensation.

The price of DSUs is determined by the five-day volume weighted average trading price of the Company’s common shares at the time the DSUs are issued, as provided for under the plan. The DSUs are redeemable only upon the participant’s resignation, termination, retirement or death, in cash, at a value equal to the number of DSUs credited, multiplied by the 5-day market value weighted average price of common shares prior to the date on which a notice of redemption is filed.

For DSUs, compensation cost is measured based on the market price of the Company's common shares from the date of grant through to the settlement date. Any changes in the market value of the Company's common shares through to the settlement date result in a change to the measure of compensation cost for those awards and are recorded in income.

Changes in the number of units for the years ended December 31, 2021 and 2020 were as follows:

Number of units	2021	2020
Balance, beginning of year	253,028	234,633
Units granted (1)	71,317	18,395
Settled	(13,280)	—
Balance, end of year	311,065	253,028
Balance of DSU liability, included in Trade and other payables	$2,503	$761

(1)	All DSUs were granted to key management personnel.

During the year ended December 31, 2021, the Company granted 71,317 DSUs having a fair value per unit of $3.66 (CAD $4.63), and paid 13,280 DSUs having a fair value per unit of $5.64 (CAD $7.13) (18,395 DSUs having an average fair value per unit of $11.39 (CAD $14.51) were granted during the year ended December 31, 2020, and nil were paid).

As at December 31, 2021, the Company estimated the fair value of the DSU liability at $2,503, based on the market price of the Company's common shares at that date ($761 as at December 31, 2020). The stock-based compensation net expense related to the DSU plan recorded in the consolidated statement of loss for the year ended December 31, 2021 amounted to $1,777, presented in General and administrative expenses (2020 – net recovery of $(993) presented in General and administrative expenses).

88

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2021 and 2020

(in thousands of United States, except per share data, unless otherwise noted)

8.     Shareholders’ equity (continued):

(b) Share-based payment arrangements (continued):

(iii) Deferred share unit (DSU) plan (continued):

The value of DSUs granted in 2021 for which services have not been rendered as at December 31, 2021 amounted to $103 and is presented in Prepaid expenses and other assets in the consolidated statement of financial position (the value of DSUs granted in 2020 for which services have not been rendered as at December 31, 2020 amounted to $73).

9.     Personnel expenses:

The aggregate compensation to personnel of the Company for the years ended December 31, 2021 and 2020 is set out below:

	2021	2020
Short-term benefits	$8,382	$4,953
Stock-based compensation expense (recovery) - DSU plan	1,777	(993)
Stock-based compensation expense – Stock option plan	6,353	4,791
	$16,512	$8,751

10    Net finance income:

Finance income and Finance costs for the years ended December 31, 2021 and 2020 were attributed as follows:

	2021	2020
Interest income	$233	$1,045
Foreign exchange gain	1,683	179
Finance income	1,916	1,224

Interest expense on lease liability (note 5)	(29)	(17)
Interest and bank charges	(26)	(22)
Finance costs	(55)	(39)
Net finance income	$1,861	$1,185

89

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2021 and 2020

(in thousands of United States, except per share data, unless otherwise noted)

11.   Income taxes:

Components of the income taxes for the years are as follows:

	December 31,	December 31,
	2021	2020
Current income taxes:
Current income tax expense in respect of the current year	$21	$—

Deferred income taxes:
Origination and reversal of temporary differences	(17,195)	(7,062)
Recognition of previously unrecognized deductible temporary differences and tax losses of prior periods	(323)	—
Change in unrecognized deductible temporary differences	17,298	7,062
Total income taxes	$(199)	$—

Reconciliation of effective tax rate:

	Year ended	Year ended
	December 31,	December 31,
	2021	2020
Loss before income taxes:
Canadian operations	$(71,919)	$(29,807)
US operations	496	(1,950)
	(71,423)	(31,757)
Tax using the Company’s domestic tax rate	(18,927)	(8,416)
Change in unrecognized deductible temporary differences	17,298	7,062
Recognition of previously unrecognized deductible temporary differences and tax losses of prior periods	(323)	—
Difference in tax rate of a foreign subsidiary	(12)	107
Effect of change in tax rate	—	—
Non-deductible stock option expense	1,684	1,270
Permanent differences and other items	81	(23)
Total income taxes	$(199)	$—

The applicable statutory tax rate is 26.5% in 2021 and 2020. The Company’s applicable tax rate is the Canadian combined rates applicable in the jurisdiction in which the Company operates.

90

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2021 and 2020

(in thousands of United States, except per share data, unless otherwise noted)

11.   Income taxes (continued):

Deferred tax assets and liabilities

Recognized deferred tax assets and liabilities:

As at December 31, 2021 and 2020, recognized deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
	2021	2020	2021	2020	2021	2020
Taxes losses carried forward	$2,536	$183	$—	$—	$2,536	$183
Right-of-use assets	—	—	(226)	(178)	(226)	(178)
IPR&D asset	—	—	(2,086)	—	(2,086)
Trade and other receivables	—	—	(4)	(5)	(4)	(5)
Tax assets (liabilities)	2,536	183	(2,316)	(183)	220	—
Set off of tax	(2,316)	(183)	2,316	183	—	—
Net tax assets (liabilities)	$220	$—	$—	$—	$220	$—

91

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2021 and 2020

(in thousands of United States, except per share data, unless otherwise noted)

11.   Income taxes (continued):

Deferred tax assets and liabilities (continued)

Unrecognized deferred tax assets and investment tax credits:

As at December 31, 2021 and 2020, the amounts and expiry dates of tax attributes and temporary differences for which no deferred tax assets was recognized were as follows:

	December 31, 2021		December 31, 2020
	Federal	Provincial	Federal	Provincial
Research and development expenses, without time limitation	$22,243	$22,872	$12,576	$12,975

Federal research and development investment tax credits
2037	245	—	243	—
2038	367	—	365	—
2039	396	—	393	—
2040	726	—	706	—
2041	763	—	—	—
	2,497	—	1,707	—

Tax losses carried forward
2032	268	167	266	166
2033	708	908	702	901
2034	650	650	645	645
2035	883	883	876	876
2036	904	904	898	898
2037	1,781	1,959	1,768	1,944
2038	3,976	3,865	3,946	3,836
2039	23,340	23,191	23,163	23,015
2040	25,766	25,596	24,711	24,500
2041	58,854	58,593	—	—
	117,130	116,716	56,975	56,781

Capital losses	11,234	11,234	11,149	11,149

Other deductible temporary differences, without time limitation	$11,468	$11,468	$9,453	$9,453

Deferred tax assets and investments tax credits have not been recognized in respect to these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom. The generation of future taxable profit is dependent on the successful commercialization of the Company’s products and technologies.

92

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2021 and 2020

(in thousands of United States, except per share data, unless otherwise noted)

12.	Loss per share:

	Year ended	Year ended
	December 31,	December 31,
	2021	2020
Basic weighted average number of common shares outstanding	79,315,892	59,023,380
Basic and diluted loss per share	$(0.90)	$(0.54)

Excluded from the calculation of the diluted loss per share for the years ended December 31, 2021 and 2020 is the impact of all stock options granted under the Stock Option Plan, as they would be anti-dilutive.

Stock options granted under the Stock Option Plan could potentially be dilutive in the future.

13.	Commitments and contingencies:

(a)	Contracts in the normal course of business:

The Company enters into contracts in the normal course of business, including for research and development activities, consulting and other services.

As at December 31, 2021, the Company has commitments for expenditures related to contracts for research and development activities of approximately $15,153 (approximately $36,659 as at December 31, 2020), of which $13,253 is due in 2022 and $1,900 in 2023.

(b)	License agreements and research collaborations:

In the past the Company has entered into various agreements whereby future cash payments may be made based on criteria such as sales for certain legacy products. The Company has not recorded any provision on such agreements as the possibly for a payment is not probable.

(c)	Consulting and services agreement:

The payments under the consulting and services agreement with Picchio International Inc. (Picchio International) (refer to note 14 (b)) will amount to $198 (CAD$250) in 2022, plus the reimbursement of applicable expenses for services rendered under the agreement.

(d)	Letter of credit:

As at December 31, 2021, the Company is contingently liable for a letter of credit in the amount of $40 (CAD$50) (2020 - $39 (CAD$50)). Cash is pledged under the letter of credit and is presented as non-current Other assets in the consolidated statement of financial position as at December 31, 2021.

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bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2021 and 2020

(in thousands of United States, except per share data, unless otherwise noted)

13.	Commitments and contingencies (continued):

(e)	Contingencies:

On March 16, 2021, a Company stockholder, Carl D. Cachia (“Plaintiff”), filed a complaint against the Company and certain of its executive officers alleging claims under provisions of the Securities Exchange Act of 1934 (“Exchange Act”). On September 17, 2021, Plaintiff filed an amended class action complaint, individually and on behalf of all persons who purchased or otherwise acquired Company securities between September 5, 2019 and July 6, 2020, against the Company, certain of its executive officers, the principal investigator of the Company’s Phase 2a RELIEF trial, and the underwriters of the Company’s initial public offering in September 2019. The amended class action complaint alleges claims under the Exchange Act and the Securities Act of 1933 relating to disclosures concerning the Company’s Phase 2a RELIEF trial, and seeks compensatory damages, pre-judgment and post-judgment interest, as well as attorneys’ fees, expert fees, and any other reasonable costs and expenses. On November 16, 2021, plaintiff stipulated to dismissal of all claims against the underwriters without prejudice. Also on November 16, the Company and the named executive officers moved to dismiss the amended complaint, which motion is pending. On January 7, 2022, the principal investigator of the Company’s Phase 2a RELIEF trial also moved to dismiss the amended complaint, which motion is pending.

No provision has been made in the financial statements for the resolution of the above matter. Resolution of this matter could have an effect on the Company’s financial statements in the period that a determination is made, however, in management’s opinion, given the early stage of this litigation, the final resolution of this matter is not currently projected to have a material adverse effect on the Company’s financial position.

14.	Related party transactions:

(a)	There is no single ultimate controlling party.

(b)	Dr. Francesco Bellini, Chairman of the Board of Directors, provides ongoing advisory services to the Company under the terms of a consulting and services agreement between the Company and Picchio International, wholly-owned by Dr. Francesco Bellini and his spouse. The agreement has a one-year term and shall renew for successive one-year terms. The Company recorded fees and expenses of $304 and $284 (CAD $381 for both years) under the consulting and services agreement for the years ended December 31, 2021 and 2020, respectively.

(c)	Key management personnel:

The Chief Executive Officer, Chief Financial Officer, Chief Medical Officer, the Chief Scientific Officer, Senior Vice-Presidents and Directors of BELLUS Health are considered key management personnel.

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bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2021 and 2020

(in thousands of United States, except per share data, unless otherwise noted)

14.	Related party transactions (continued):

(c)	Key management personnel (continued):

The aggregate compensation to key management personnel of the Company for the years ended December 31, 2021 and 2020 is set out below:

	2021	2020
Short-term benefits	$2,992	$2,307
Stock-based compensation expense (recovery) – DSU plan	1,777	(993)
Stock-based compensation expense - Stock option plan	4,952	3,790
	$9,721	$5,104

15.	Segment disclosures:

Business segment:

The Company operates in one business segment, which is the development of therapeutic candidates for the treatment of health disorders. As at December 31, 2021 and 2020, the Company’s operations were conducted in Canada and the United States. All of the Company’s non-current assets are located in Canada.

16.	Capital management:

The Company’s objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, including pipeline expansion, general and administrative expenses, working capital and overall capital expenditures.

Since inception, the Company has financed its liquidity needs primarily through public offerings of common shares, private placements, the issuance of convertible notes, asset sales and the proceeds from research tax credits. When possible, the Company tries to optimize its liquidity needs by non-dilutive sources, including research tax credits, grants, interest income, as well as with proceeds from collaboration and research agreements, asset sales or product licensing agreements.

Historically, when the Company had the option, it has settled its obligations through the issuance of common shares instead of in cash to preserve its liquidities to finance its operations and future growth.

The Company defines capital to include total shareholders’ equity.

The capital management objectives remain the same as previous fiscal year.

As at December 31, 2021, cash, cash equivalents and short-term investments amounted to $248,806. The Company’s general policy on dividends is to retain cash to keep funds available to finance the Company’s growth.

The Company is not subject to any capital requirements that are externally imposed.

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bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2021 and 2020

(in thousands of United States, except per share data, unless otherwise noted)

17.	Financial instruments:

(a)	Financial instruments - carrying values and fair values:

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and may not be determined with precision.

For its financial assets and liabilities measured at amortized cost as at December 31, 2021, the Company has determined that the carrying value of its short-term financial assets and liabilities (consisting of cash, cash equivalents and short-term investments, trade and other receivables and trade and other payables) approximates their fair value because of the relatively short periods to maturity of these instruments.

(b)	Credit risk management:

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and short-term investments. The Company invests cash mainly with major North American financial institutions. Cash equivalents and short-term investments are comprised of fixed income instruments with a high credit ranking (not less than A-1) as rated by Standard and Poor’s. The Company has investment policies that are designed to provide for the safety and preservation of principal, the Company's liquidity needs and yields that are appropriate.

As at December 31, 2021, the Company’s maximum credit exposure corresponded to the carrying amount of these financial assets.

(c)	Liquidity risk management:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company requires continued access to capital markets to support its operations, as well as to achieve its strategic plans. Any impediments to the Company’s ability to access capital markets, including the lack of financing capability or an adverse perception in capital markets of the Company’s financial condition or prospects, could have a materially adverse effect on the Company. In addition, the Company’s access to financing is influenced by the economic and credit market environment.

The Company manages liquidity risk through the management of its capital structure, as outlined in note 16. The Company will require additional financing in the future. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews, approves and monitors the Company’s operating and capital budgets, as well as any material transactions.

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bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2021 and 2020

(in thousands of United States, except per share data, unless otherwise noted)

17.	Financial instruments (continued):

(c)	Liquidity risk management (continued):

The balance of accounts payable and accrued liabilities is due within one year. For information on the maturity of leases, as well as commitments and contingencies, see notes 5 and 13, respectively.

(d)	Foreign currency risk management:

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than US dollar. The Company’s exposure relates primarily to changes in the US dollar versus the Canadian dollar exchange rate. For the Company’s foreign currency transactions, fluctuations in the respective exchange rates relative to the US dollar will create volatility in the Company’s cash flows and the reported amounts for revenue and expenses in income. Additional variability arises from the translation of monetary assets and liabilities denominated in currencies other than the US dollar at the rates of exchange at each statement of financial position date, the impact of which is reported as a foreign exchange gain or loss in income. The Company holds a portion of its cash, cash equivalents and short-term investments in Canadian dollars to meet its liquidity needs in Canadian dollars, but does not use derivative financial instruments to reduce its foreign exchange exposure.

The following table provides an indication of the Company’s significant foreign currency exposures as at December 31, 2021:

December 31,
(in US dollars)	2021
Net assets denominated in Canadian dollars:
Cash and cash equivalents	$51,366
Short-term investments	61,725
Trade and other receivables	365
Research tax credit	1,000
Other assets	40
Trade and other payables	(4,602)
Lease liability, total	(871)
$109,023

Based on the Company’s net foreign currency exposure noted above, and assuming that all other variables remain constant, a hypothetical 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase/decrease of $10,902 in income.

The CAD to USD exchange rate applied as at December 31, 2021 was 0.7912.

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bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2021 and 2020

(in thousands of United States, except per share data, unless otherwise noted)

17.	Financial instruments (continued):

(e)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s exposure to interest rate risk is as follows:

Cash and cash equivalents	Short-term fixed and variable interest rate
Short-term investments	Short-term fixed interest rate

Based on the carrying amount of the Company’s variable interest-bearing financial instruments as at December 31, 2021, an assumed 1% increase or 1% decrease in interest rates during such period would have resulted in an increase/decrease of $708 in income.

Management believes that the risk that the Company will realize a loss as a result of the decline in the fair value of its cash equivalents and short-term investments is limited because these investments have short-term maturities and are generally held to maturity.

The capacity of the Company to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

Interest income presented in the consolidated statement of loss represents interest income on financial assets.

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